SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release ANGLOGOLD ASHANTI - 2008 ABRIDGED ANNUAL FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

Abridged Report
2008

Abridged Report 2008





AngloGold Ashanti

www.anglogoldashanti.com

AngloGold Ashanti

Contents

Shareholders who wish to receive a copy of the printed Annual Financial Statements 2008 should contact the company secretary:
Email: companysecretary@anglogoldashanti.com
Tel: +27 11 637 6128
Fax: +27 11 637 6677
Or any of the contacts detailed on page 60

Forward-looking
statements

Certain statements contained in this document, including, without limitation, those concerning AngloGold Ashanti's strategy to reduce its gold hedging position, including the extent and effect of the hedge reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, including the disposition of AngloGold Ashanti's interest in the Boddington Project, AngloGold Ashanti's liquidity and capital resources and capital expenditure, and the outcome and consequence of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk managements. For a discussion of such risk factors, refer to the section titled "Risk management and internal controls" in the Annual Financial Statements included in the attached CD. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of these annual financial statements or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.



Russell and Associates 2086_08

Vision,
mission and values

OUR VISION

To be the leading mining company.

OUR MISSION

We create value for our shareholders, our employees and our business and social partners by safely and responsibly exploring for, mining and marketing our products. Our primary focus is gold and we will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

OUR VALUES

Safety is our first value.



We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care**.

We treat each other with dignity and respect.



We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.



We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.



We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high-performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.



We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.



We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

Scope
of report



Annual Financial Statements 2008



Report to Society 2008



Mineral Resource and Ore Reserve Report 2008



Country Reports 2008

AngloGold Ashanti Limited (AngloGold Ashanti) has produced a suite of complementary reports, of which this Abridged Report 2008 is a part, to communicate on all aspects of its operating and financial performance for the year 1 January 2008 to 31 December 2008.

This Abridged Report 2008 includes a CD containing:
- Annual Financial Statements 2008, which provides a comprehensive review of the year from operational, business and market perspectives;
- Mineral Resource and Ore Reserve Report 2008;
- Report to Society 2008 which provides a broad overview of AngloGold Ashanti's sustainable development initiatives at all its operations; and
- The four quarterly reports produced during 2008.

The Notice of Meeting, notifying shareholders of the annual general meeting which is to be held on 15 May 2009, is a separate document and will be posted to shareholders on or about 14 April 2009.

The entire suite of reports is available electronically at www.aga-reports.com. Hard copies of these reports can also be requested from the contacts detailed at the end of this report. Business partners and other interested parties with whom the company seeks to communicate include shareholders, investors, employees and their representatives, the communities in which AngloGold Ashanti operates, and regional and national governments.

The Annual Financial Statements 2008, from which the contents of the Abridged Report 2008 have been extracted, were prepared in accordance with International Financial Reporting Standards (IFRS), the South African Companies Act No. 61 of 1973 and the Listings Requirements of the JSE Limited (JSE). The guidelines of the King Report on Corporate Governance 2002 were also taken into account in compiling both the Annual Financial Statements 2008 and the Report to Society 2008. The latter was produced in accordance with the Global Reporting Initiative (GRI) and the principles of the International Council of Metals and Mining (ICMM) and the UN Global Compact, both of which AngloGold Ashanti is a member. The Annual Financial Statements are submitted to the JSE and to the London, New York, Ghanaian and Australian stock exchanges as well as to the Paris and Brussels bourses. They are also submitted to the US Securities and Exchange Commission (SEC) on Form 6-K.

HIGHLIGHTS 1998 – 2008



Online Report 2008

1998
Formation of AngloGold Limited, in June 1998

1998
Anglo American plc a major shareholder (51%)





Iduapriem, Ghana

Significant events during 2008



Acquisition of a 15.9% direct interest in B2Gold

Raising of R13.47 billion through a rights offer

Conclusion of a $1 billion term loan facility to refinance the convertible bond

Completion of the initial JORC-compliant resource estimate for the La Colosa deposit, the second significant greenfields discovery (Gramalote being the first) in Colombia

Acquisition of Golden Cycle Gold Corporation

Acquisition of São Bento Gold Limited

Gold price ($/oz) ———   Share price (R/share) ———

Note:
• Unless otherwise stated, $ or dollar refers to US dollars throughout this report.
• References to "group" and "company" are used interchangeably in the narrative.

1999
Acquired Minorco's gold interests and Acacia Resources



2000
Purchase of interests in the Morila and Geita mining operations as well as in OroAfrica

2001
Sale of Deelkraal and Elandsrand

Corporate
profile

ANGLOGOLD ASHANTI – A LEADING GLOBAL PRODUCER OF GOLD

Headquartered in Johannesburg, South Africa, the company has 21 operations and a number of exploration programmes in both the established and new gold-producing regions of the world.

In 2008, AngloGold Ashanti produced 4.98 million ounces of gold from its operations – an estimated 7% of global production – making it the third largest producer in the world. The bulk of its production came from deep-level underground operations (40%) and surface operations (2%) in South Africa. Contributions from other countries were Ghana (11%), Mali (8%), Australia (9%), Brazil (8%), Tanzania (6%), USA (5%), Guinea (7%), Argentina (3%) and Namibia (1%). In South Africa, ramping up of production at Moab Khotsong continued and is expected to increase significantly in 2009, and achieve full production levels in 2012.

During 2008, AngloGold Ashanti's global exploration programme continued to gain momentum, either directly or in collaboration with exploration partnerships and joint ventures, in Colombia, the Democratic Republic of Congo (DRC), Australia, Russia, China and the Philippines.

As at 31 December 2008, AngloGold Ashanti employed 62,895 people, including contractors, had proved and probable Ore Reserves of 74.9 million ounces of gold and had incurred capital expenditure of $1,201 million for the year.

In response to an ever-changing socio-economic environment, AngloGold Ashanti announced its intention to review its current structure and asset base. It remains a values-driven company and these values, the foremost of which is safety, and the group's business principles continue to guide the company, its managers and employees, and form the basis of the company's contract with all of its business – shareholders, employees, communities, business partners, governments and civil society organisations.

STOCK EXCHANGE INFORMATION

AngloGold Ashanti's primary stock exchange listing is on the JSE Limited (Johannesburg). It is also listed on the exchanges in New York, London, Australia and Ghana as well as on Euronext Paris and Euronext Brussels. AngloGold Ashanti had 353,483,410 ordinary shares in issue and a market capitalisation of $9.8 billion as at 31 December 2008 (31 December 2007: $11.9 billion).

2002
*Interest in Cerro Vanguardia
increased to 92.5%*



2002
Sale of Free State operations

HIGHLIGHTS 1998 – 2008

AngloGold Ashanti global operations and exploration: 2008



Veduga
Anenskoye
Sovromennie
Russia
Aprelkovskoye
Yili Yunlong
Jinchanggou
China
Philippines
Mapawa Area
USA
Cripple Creek & Victor (CC&V)
Sadiola and Yatela
Mali
Colombia
Quebradona
Guinea
Siguiri
Morila
Ghana
Obuasi
Iduapriem
DRC
Mongbwalu
Tanzania
Geita
Gramalote
La Colosa
Brazil
Serra Grande
Brasil Mineração
Argentina
Cerro Vanguardia
Navachab
Namibia
Republic of South Africa
SA operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa**
Moab Khotsong
Australia
Tropicana
Boddington*
Sunrise Dam
Operations
Greenfields exploration and alliance areas
* sold early 2009
** sale transaction announced

2003

Sale of various uneconomic assets



2004

Business combination with Ghanaian company Ashanti Goldfields concluded - name changed to AngloGold Ashanti

Chairman's
letter



DEAR SHAREHOLDER

The past year represented a milestone year for AngloGold Ashanti – one in which we believe we delivered on a number of restructuring commitments that have positioned us well as we look to the future. As gold continues its strong price performance we have continued to remodel our operations, the balance sheet and our management to help position us to deliver increasing and sustainable value to our shareholders through 2009 and beyond.

Gold has performed remarkably well over the difficult second half of 2008 and into 2009 in the face of the international financial crisis and market volatility. Against the trend that many might have anticipated, gold has held its ground in the face of a strengthening US dollar, sharp falls in the prices of oil and other key commodities, and declining inflation. Even as gold jewellery demand has fallen in response to the economic crisis, investment demand for gold (and gold shares) has increased. This demand is driven by gold's status as a safe haven amidst the uncertainties caused by the worldwide financial crisis and fears regarding the possible consequences of government interventions to support banks and stimulate consumer demand.

External economic developments and a range of corporate challenges tested our company to the fullest extent. But under Mark Cutifani's first full year at the helm of AngloGold Ashanti, these challenges were fully met.

Mark has truly reinvigorated this company, positioning it to take full advantage of the opportunities which lie ahead. The year saw a further remodelling of the executive management, designed to enhance project and technical performance and thus growth in earnings. The team has consistently delivered on forecasts regarding operational performance.

Nowhere can we be more gratified at the manner in which we have met our challenges than in respect of the improved safety performance. We regret deeply the 14 deaths which occurred in accidents at our operations around the world. Yet we are pleased with the significant improvement over the 34 deaths in 2007, and hope that this trend will continue. I would like to pay tribute to Mark Cutifani and all the company's employees for their collective dedication that achieved this improvement. The company took a major step to improve its exposure to the strong gold price following the $1.7 billion rights offer in July. This capital raising allowed the company to make significant inroads into its hedge book. During 2008 the number of committed ounces was reduced by 47% from 11.28 million ounces to 5.99 million ounces. Assuming a prevailing gold price of $900 per ounce it is expected that the average realised price in 2009 will be at a discount to spot of approximately 6%.

2005

Substantial restructuring of hedge book begins



2004

Rationalisation of assets and operations continues

HIGHLIGHTS 1998 – 2008

A further major financial event of 2008 for AngloGold Ashanti was the signing of a $1 billion Syndicated Term Loan Facility Agreement (term facility) with Standard Chartered Bank to refinance our convertible bond, which was redeemed in February 2009. We were extremely pleased to have secured the refinancing during a time of almost unprecedented market uncertainty and scarcity of liquidity, and are grateful to Standard Chartered for this commitment to the company.

On the exploration front, we were pleased to announce during the year one of the most significant new gold discoveries of the current era, at La Colosa in Colombia, which enabled us to add 12.9 million ounces of gold to our resources base.

The company took a number of steps to restructure its asset portfolio in order to add value. In May, AngloGold Ashanti completed the transaction with B2Gold Corp in terms of which B2Gold acquired from AngloGold Ashanti additional interests in certain mineral properties in Colombia and, in exchange, AngloGold Ashanti acquired an interest of 15.9% in the issued share capital of that company. In July, AngloGold Ashanti finalised the transaction in terms of which it acquired 100% of the Golden Cycle Gold Corporation, which owned a 33.33% stake in the company's Cripple Creek & Victor mine (CC&V), now wholly owned. And in December we completed the purchase of São Bento Gold Company Limited and its wholly-owned subsidiary, São Bento Mineração S.A. from Eldorado Gold Corporation.

Finally, after year-end, the company's one-third share of Boddington mine was sold to majority owner Newmont for a total consideration of up to approximately $1.1 billion and an agreement reached with Simmer & Jack for the sale of AngloGold Ashanti's Tau Lekoa mine and adjacent project areas. These transactions will strengthen the balance sheet and position the company well for further growth.

Mrs Elisabeth Bradley retired from the board of AngloGold Ashanti at the annual general meeting of shareholders held on Tuesday, 6 May 2008. She served on the board with distinction since the formation of AngloGold in 1998, and we express our deep gratitude for her years of service. Mr Simon Thompson resigned from the board with effect from 28 July 2008, having served since 2004. His profound insights will be missed, and we wish him well for the future.

2008 also marked the tenth anniversary of AngloGold Ashanti's formation. The group has come a long way in its first decade, and stands poised for a new era of growth, as it seeks vigorously to exploit its pipeline of projects and to manage the undoubted challenges it faces. We now have a very high-quality management team under new leadership, and I am confident at the prospect of launching AngloGold Ashanti successfully into its second decade, despite the challenging times which lie ahead both at home and abroad.

Yours sincerely
Russell Edey
Chairman

6 March 2009

2005
Facility for $700 million revolving credit approved



2005
Granted new order mining rights in terms of MPRDA

CEO's
review



The year 2008, my first full year in office as CEO of AngloGold Ashanti, has been both eventful and fulfilling. While we have had a number of challenges to deal with, we have made consistent and positive progress as we create the new AngloGold Ashanti.

As we ushered in 2008 in South Africa, we had to cope with the national power crisis. On a broader basis, as we made good progress in turning around some difficult assets, delivering on our production and cost promises quarter-on-quarter, the world was slipping into what we now term the "global financial crisis". As a consequence, the gold price firmed during the course of the year, further improving our underlying profit performance and longer term outlook for the business. While these events were unfolding, we took the opportunity to reduce our gold price hedge commitments and rebuilt our financial capacity by reducing debt within the business. At the same time we made great progress in turning our safety performance around – reducing fatality rates and injury frequency rates across all areas in the business.

By the end of 2008, we had reshaped the business – we have demonstrated that we can mine without fatalities being a necessary consequence of our activities. In this one step we have demonstrated our commitment to our values and the notion that "People are the Business…Our Business is People". Our hedge book and balance sheet have been reshaped to support enhanced performance and as we head into 2009 know we have the team that can take us forward to achieve our vision to be "the leading mining company".

SAFETY

On 8 November 2007 we declared that safety is AngloGold Ashanti's first value, and we have lived that value through 2008. As a company and as leaders, we have a moral duty to do all we can to ensure that those who arrive at work return home safely and in better shape for having been an AngloGold Ashanti employee. While we made great progress in 2008 in reducing fatality rates by 57% year-on-year, we understand we still have a long way to go. It is with great regret that I report the loss of 14 colleagues through industrial accidents. The AngloGold Ashanti board extends its deepest sympathies to the families, friends and colleagues of those we have lost.

HIGHLIGHTS 1998 – 2008

2006
$500 million raised in equity offering

2006
Rationalisation of assets and operations continues



On the positive side, we are naturally gratified at the step-change improvement in our safety record, with the reduction in fatality rates supported by a 20% decline in our all-accident frequency rates. Both improvements are evidence of real change within the business – a stepping stone to achieving a workplace free of accidents and industrial disease.

Our vision of "no harm" in our workplace has its foundations in our four-part strategy where we focus on safety so that it is emphasised to every employee, every day, and that this perspective shapes every conversation we have and every decision we make. We are learning to be vigilant in recognising hazards and taking the time to understand what it takes to reduce the risk to a level that can be managed. A central feature of this is the campaign to ensure that everyone understands that it is standard practice to stop work if they believe an area is unsafe. We are putting in place and managing to a set of systems that bind and link our activities to ensure safe outcomes. As leaders, every step and decision we take must be consistent with our safety message. Not only must we talk to change; we must also be the change.

REVIEW OF THE YEAR

We are pleased to be able to report that we have delivered on our production and cost commitments. Gold production in 2008 of 4.98 million ounces was at the upper end of market guidance provided at the beginning of the year, with cash costs of $444/oz also within market guidance.

While we saw a number of positive achievements, our single disappointment has been the inconsistent performance at Geita in Tanzania. Our work to execute a production turnaround was progressing well through the second and third quarters before we experienced two significant breakdowns within the processing operations. We will continue to work the problems through a range of ongoing interventions, and we remain committed to delivering a strategy and outcome that will enhance shareholder value by the end of 2009.

On a more positive note, we have seen two consecutive quarterly improvements in production at our other most challenging operation, Obuasi in Ghana. The appointment of a new leader of our Ghanaian operations and an increased focus on the Obuasi turnaround are intended to enhance this turnaround as we head into 2009.

We have also delivered improvements in South Africa, Guinea, Argentina and Brazil.

The power crisis in South Africa, which began in January 2008, significantly affected the mining industry. When the national power utility, Eskom, gave notice of an immediate shortage of supply, the mining industry was forced to close operations on 25 January. The restart of the operations was a difficult process as the deep mines of South Africa cannot be turned on and off without careful time-weighted planning and execution.

2006
Several new exploration ventures entered into



2007
Iduapriem and Teberebie become fully owned operations

CEO's
review *cont.*

The way in which the situation was initially managed by Eskom and the government was very disappointing. However, rather than succumbing to alarm and panic, the South African management team dealt with a difficult situation, prioritising engagement with government and Eskom, through our own offices and through the Chamber of Mines and Business Unity South Africa. Ultimately, the team used the crisis as a catalyst to review its energy efficiency performance, to explore new initiatives to decrease its electricity usage, and to speed up implementation of efficiency programmes.

Thanks to the pre-emptive work done, and thanks to the speed with which the government and Eskom adapted to the situation, we managed by May to sign up for 96.5% of our pre-January power supply, up from the 90% reinstated after the immediate four-day January crisis. Post the event, due to the initial energy efficiency measures we had put in place, we did not require the full allocation, and by the end of 2008 we were producing at full capacity on less than 94% of our 2007 power requirements.

South Africa's power supply issues are not fully resolved, and most likely will not be for some years, pending Eskom's capacity building programme scheduled to take place in the next five years. However, we are confident that government and Eskom, recognising the centrality of the business sector and the mining industry in particular, to economic development, will ensure that any future disruptions will be minimised.

A NEW OPERATIONAL DELIVERY INITIATIVE

After visiting our operations, it is clear that we have many opportunities to enhance and improve our core operations performance. It is also clear that one reason for the lack of consistency is that we require a common and systematic approach to many of our activities, both in terms of operational systems and in terms of the management of people. So, in addition to the shorter-term turnaround plans we have been working on at Obuasi and Geita, we have launched a systematic programme designed to address these weaknesses – a business improvement programme to be rolled out to every operation over the next three years.

The plan is designed to achieve specific targets in the areas of safety, productivity, environmental incidents, production, costs and return on capital invested.

The plan is designed to achieve a range of specific five-year targets:
- a reduction in accident rates;
- an improvement in productivity;
- a reduction in reportable environmental incidents;
- an increase in production to 6.0 million ounces;
- a reduction in real unit costs; and
- an increase in the return on investment to above 15%.

We will be monitoring progress on the execution of the plan and reporting back to you each year.

HIGHLIGHTS 1998 – 2008

2007
Anglo American's holding reduced to 16.6%

2007
Successful closing of $1.15 billion syndicated revolving credit facility



OPERATIONAL AND FINANCIAL RESTRUCTURING

The key to achieving these performance improvement objectives is the company's people. "People are the Business… Our Business is People" is not a mere slogan. It goes to the heart of what we at AngloGold Ashanti do. We have continued to consolidate the company's executive restructuring we began in 2007, focusing on flattening the operational hierarchy, decentralising operational control metrics to the operations where they belong, and ensuring clearer lines of accountability for delivering on our commitments.

At the same time the finance team has delivered some outstanding results during the year – reducing our hedge book by more than 47% and reducing debt by 30%.

As a consequence of the continuing improvements in operations, renewed focus on capital management and the financial restructuring, AngloGold Ashanti is positioned to improve its free cash flow from operations by more than $1.1 billion in 2009. While increasing gold prices have contributed to this forecast outcome, the internal restructuring of operations, the hedge book and our debt have contributed more than 70% to this remarkable outcome.

Having largely achieved these goals at executive level, similar initiatives will be rolled out to the company's business units in the period ahead.

I would like to thank our executive team, and all members of the AngloGold Ashanti global team, for the tremendous contributions they have made to our achievements this year.

VISION, MISSION AND VALUES

In all we do to enhance value at AngloGold Ashanti, our activities are based on the principle that we will carry out our activities in a way that demonstrates due respect for our employees, the societies and communities in which we operate, and the physical environment. You may read our new vision, mission and values, and about the process we have undergone to develop them, in the Report to Society. We ask that our performance be judged, not only by the return on investment to our shareholders, but also by how we deliver these results as our values reflect our commitment to delivering sustainable outcomes.

ENHANCED EXPOSURE TO THE GOLD MARKET

In my first annual review a year ago, I spoke about the impact on our revenues of the company's significant gold hedge book and our determination to reduce these commitments to manageable levels. The successful completion in July of a rights offer that raised $1.7 billion enabled us to deliver on our first phase objectives.

2008
Resource estimate for La Colosa deposit in Colombia confirmed



2008
Acquisition of interests in B2Gold, Golden Cycle and São Bento Gold

2008
Conclusion of $1 billion term facility to refinance convertible bond

CEO's
review *cont.*

We initially capitalised on a weaker gold market from the second quarter of the year in order to execute a combination of delivery into and early settlement of non-hedge derivative contracts. The number of committed ounces was reduced by 4.4 million ounces (39%) from a total of 11.28 million ounces as at 1 January 2008 to 6.9 million ounces as at 1 July 2008. During the second half of the year, AngloGold Ashanti continued to settle by physical delivery, outstanding contracts to effect a reduction of approximately 47% of committed ounces in total over the course of the year.

It is expected that the average realised price received will be at or around a discount of approximately 6% in 2009, assuming an average prevailing spot gold price of approximately $900 per ounce. This represents a significant improvement on the position prior to the restructuring.

PURSUING GROWTH

There was a pleasing increase in resources and reserves during 2008, indicating the success of our exploration programme and some strategic transactions. Mineral Resources increased by 16% to almost 241.0 million ounces (after depletion). This includes an addition of 12.3 million ounces delineated by greenfields activity at La Colosa in Colombia.

The finalisation of transactions at B2Gold in Colombia, the acquisition of 100% of the Golden Cycle Gold Corporation, which owned a 33.33% stake in the company's Cripple Creek & Victor mine, and the purchase of São Bento Gold Company Limited and its wholly-owned subsidiary, São Bento Mineração S.A. from Eldorado Gold Corporation, were also designed to add value and growth. The former offers enhanced opportunities in our Colombian exploration programme, while the latter two provide fuller participation in production and enhanced reserves and resources at or near existing operations.

Organic growth can still be expected from existing assets. The key to unlocking growth here is to improve productivity, efficiencies and to mine deeper. The group is not averse to further acquisitions, in South Africa and elsewhere, should these propositions add value.



Tropicana, Australia

PROSPECTS

In 2009, the company is expecting to produce between 4.9 million ounces and 5.0 million ounces of gold at total cash costs ranging from $435/oz to $450/oz. As a result of the hedge restructuring completed in 2008 and assuming a spot gold price of approximately $900/oz in 2009, we expect an average price received of $846/oz, which represents a 6% discount to the spot price. This would result in the cash generated at our operations increasing by some $1.1 billion this year.

Any gold price upside above $900/oz will obviously provide greater cash flow and earnings leverage and, in the event we continue to see gold price volatility with potential downside pressure, we retain a robust business model with sound cost control and capital management flexibility.

CONCLUSION

The global economy is facing unprecedented challenges in the foreseeable future. AngloGold Ashanti is a global corporate citizen and will not be immune to these challenges. We remain focussed on gold, possibly the resource least affected by these events. Our challenge is to position the company so that we are able to turn these difficulties and challenges into opportunities. The opportunities we see will support our business improvement objectives and the potential for growth as we seek to develop towards our vision of being the leading mining company. We have a highly motivated and skilled team, we each understand what we have to do and for what we are accountable.

In our own words… People are the Business… Our Business is People.

Mark Cutifani
Chief Executive Officer

6 March 2009



Cerro Vanguardia, Argentina

CFO's
report



The three key financial challenges that faced AngloGold Ashanti during 2008 were:

- Maximising margins by both reducing the hedge book commitments and implementing effective cost controls in an extremely volatile economic environment, which saw significant commodity price and currency swings;
- In a market that was squeezed for credit and liquidity, redeeming the R2.0 billion South African corporate bond and implementing a refinancing plan to be able to redeem, upon maturity in February 2009, the $1.0 billion convertible bond; and
- Delivering sales of non-strategic assets of $1.0 billion to create balance sheet flexibility for years 2009 and 2010.

The company successfully met all three challenges. During 2008 the hedge book commitments were reduced by 47% from 11.28 million ounces to 5.99 million ounces, following an oversubscribed rights offering in July 2008 for $1.7 billion. Total cash operating costs were tightly controlled during a year which saw sharp increases in inflation, power and fuel costs. This enabled AngloGold Ashanti to finish the year at $444 per ounce which is competitive within the gold mining industry. During August 2008, the company redeemed in full, upon maturity, the R2.0 billion South African corporate bond and in November 2008 obtained a $1.0 billion term facility from Standard Chartered Bank to place it in a position to repay the $1.0 billion convertible bond when it matured in February 2009. In January 2009, the company announced the sale of its one-third interest in the Boddington project for an aggregate consideration of up to approximately $1.1 billion. The above factors should provide AngloGold Ashanti with better gold price leverage and balance sheet flexibility going forward.

RESULTS FOR THE YEAR

- Average dollar gold spot price of $872 per ounce, 25% higher than in 2007;
- The 2008 average received gold price decreased by 23% to $485 per ounce due to the effects of hedge restructuring. The average received price, excluding the effects of the hedge restructure, increased by 12% to $702 per ounce;
- Gold production from continuing operations declined from 5.48 million ounces in 2007 to 4.98 million ounces in 2008;
- Total cash costs increased by 24% to $444 per ounce, largely owing to the impact of inflation, higher fuel and power costs, lower grades mined during the year, partially mitigated by the weakening of some of the local currencies during the latter part of the year;

- Adjusted headline earnings decreased to a loss of $897 million from $278 million in 2007 primarily due to the hedge reduction;
- A final dividend of 50 South African cents per share or approximately 5 US cents per share was declared, resulting in a total dividend for 2008 of 100 South African cents or approximately 11 US cents per share;
- Successful capital raising of some $1.7 billion in July 2008 provided the necessary liquidity to restructure the hedge position; and
- Term facility of $1.0 billion obtained to redeem the $1.0 billion convertible bond.

EXCHANGE RATES

The main currency impact on costs reported in US dollars relative to the countries in which AngloGold Ashanti operates, arose from a 17% weaker rand and a 6% stronger Brazilian real against the US dollar.

The average exchange rate for the year ended 31 December 2008 was R8.25:$1 compared with R7.03:$1 in 2007. The average value of the Australian dollar versus the US dollar for 2008 was A$1:$0.85 compared with A$1:$0.84 in 2007. The average value of the Brazilian real versus the US dollar for 2008 was BRL1.84:$1 compared with BRL1.95:$1 in 2007.

PRODUCTION

In 2008 gold production approximated 4.98 million ounces compared to 5.48 million ounces in 2007. This was in line with the forecast range of between 4.8 to 5.0 million ounces for the year. This decline in production was largely as a result of reduced volumes mined at the South African operations owing to lower grades, safety related stoppages especially related to increased seismicity, and the interruption to the power supply during the first quarter. Argentina was impacted by poor grades and intermittent plant break downs; Tanzania production was impacted by plant unavailability and delays in accessing the higher grades. The reduction in Australia was in line with plan as the high grade pit was depleted. Record production was reported at Siguiri in Guinea, and at Mponeng and Moab Khotsong in South Africa, where the ramp up in production continued.

INCOME STATEMENT

The most significant income statement event of 2008 was the reduction of the hedge book. During the year the hedge book was reduced by 5.29 million ounces from 11.28 million ounces at the beginning of the year to 5.99 million ounces as a result of the physical settlement of maturing contracts and buy-back of non-hedge derivative contracts. These transactions, which were funded from the proceeds of a rights offer completed in July 2008, have enabled the company to significantly restructure and reduce its existing gold hedging position, which has adversely affected its financial performance in recent years. The company had traditionally used gold hedging instruments to protect the selling price of some sales against declines in the market price of gold and the use of these instruments has prevented the company from fully participating in the significant increases in the market price of gold in recent years.

Also during the year, the group changed its policy regarding the accounting of incorporated joint ventures from the proportionate consolidation method to the equity accounting method. Due to the nature of the group's jointly controlled entities, the presentation in the income statement is more relevant and represents international trends in accounting. Accordingly all comparative data has been restated.

CFO's
report *cont.*

The average gold spot price of $872 per ounce for the year was 25% higher than that in 2007. However, the received gold price decreased by $144 per ounce or 23% to $485 per ounce, primarily as a result of the close out of the hedging transactions effected in the middle of the year. Towards year-end, the price received was at a 13.5% discount to the average spot price as the remaining planned hedge reductions were effected.

Gold income increased by 21%, rising from $3,002 million in 2007 to $3,619 million in 2008. This increase was primarily a result of the improved price of gold received (excluding the accelerated settlements of non-hedge derivatives), although this was offset to a certain extent by reduced production.

Cost of sales increased by 11% from $2,458 million in 2007 to $2,728 million in 2008. This was largely attributable to a mix of currency and inflationary effects, resulting from increased mining contractor costs and higher diesel, fuel, transport and electricity prices. This was partially offset by the effects of cost-saving initiatives and the weakening of some local currencies during the latter part of the year.

Cost of sales changes can be analysed as follows:
- Total cash costs increased to $2,113 million in 2008 from $1,836 million in 2007, equating to an increase in total cash costs per ounce from $357 in 2007 to $444 in 2008. This was marginally outside the forecast of $425 – $435 per ounce primarily due to higher inflationary trends and higher power and fuel costs. Of the $87 per ounce increase, $53 per ounce is attributable to inflation, $25 per ounce to lower grades, $20 per ounce to volumes and a net $11 per ounce for other variances; partially offset by exchange gains of $22 per ounce;
- Retrenchment costs were $9 million in 2008 compared with $19 million in 2007. Costs incurred in 2008 and 2007 were as a result of a general cost-efficiency drive and staff reductions at mines in Africa;
- Rehabilitation and other non-cash costs decreased by $33 million compared with the previous year resulting in a charge of $28 million compared to a charge of $61 million, largely because of changes to estimates, the effect of interest rates in discounting and a reassessment of the processes to be undertaken to complete the group's restoration obligations; and
- The amortisation of tangible assets at $560 million was $7 million lower than in 2007. This minor reduction is largely attributable to the reassessment of the useful lives of our mining assets in accordance with revisions to the business plans made at the beginning of the year, and due to lower production.

Loss on non-hedge derivatives and other commodity contracts was $297 million in 2008 compared to a loss of $792 million the previous year. This loss was primarily a result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities compared with the previous year as well as the loss incurred in normal purchases normal sales with a counterparty of $188 million. During the year, the spot price of gold increased from $836 per ounce at 1 January, 2008 to $872 per ounce at year-end.

Corporate and other administration expenses increased by $3 million to $131 million in 2008, which is significantly less than the normal rate of inflation and is mainly due to the weaker rand against the US dollar.

Market development costs amounted to $13 million, most of which was spent through the World Gold Council.

Exploration continued around the operations in the countries in which the group operates, namely, Australia, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. In addition, exploration activities continued to focus on new prospects in the Democratic Republic of Congo, Colombia, China, Philippines, Russia and Australia. Total exploration expensed (excluding equity accounted joint ventures) during 2008 was $126 million of which $94 million was for greenfields exploration. The increase in exploration costs expensed of $9 million on the previous year was primarily a result of increased expenditure at greenfields sites in Colombia and Australia.

Other operating expenses included post-retirement medical provisions for operations mainly in South Africa of $2 million, and other employment costs of $4 million.

The group incurred an **operating special items** loss of $1,538 million which arose mainly from an impairment charge $1,608 million. These related primarily to the former Ashanti mines in Ghana and Tanzania. At the time of the Ashanti acquisition, the mines were accounted for by AngloGold Ashanti based on the forward gold curve. Since then, AngloGold Ashanti has consistently applied this methodology i.e. the forward gold curve of a 30-day average spot price during the fourth quarter, to test these assets annually for impairment purposes. However during 2008, although the spot price was higher than the previous year, given the drop in US interest rates, the forward curve was both lower and less steep during the fourth quarter. This has an adverse impact of some $75-$100 per ounce at these long life mines which is material. In addition, the discount rates applied in 2008 are higher than those used in the previous year, reflecting current market and economic conditions. The above two factors i.e. the forward gold curve and discount rates, have been the primary cause of the accounting write down.

There were sundry other items including a reassessment of indirect tax recoverables at the Africa mines, provisions for royalty disputes partially offset by profits on the disposal of and recoveries from various assets.

The group reported an **operating loss** in 2008 of $1,220 million compared with an operating loss of $542 million in 2007, largely as a result of the effects of asset impairments.



Cerra Vanguardia, Argentina

CFO's
report *cont.*

The **loss attributable to equity shareholders** was further impacted by the following:
- Interest received increased by $23 million to $66 million, mainly as a result of increased funds arising from the higher average gold price; and
- Finance costs approximated those of 2007 mostly as a result of reduced borrowings in a rising interest rate environment for variable overdrafts and bank loans, and the fixed interest rate on the convertible bond.

The **taxation** charge reduced from a charge of $101 million in 2007 to a benefit of $197 million in 2008. This was partially due to lower earnings, lower taxation rates in South Africa, and the deferred tax benefit arising from early hedge settlements.

BALANCE SHEET

During 2008, the following events had a significant impact on the balance sheet:
- AngloGold Ashanti's 33.3% interest in Boddington Joint Venture was reclassified to assets and liabilities held for sale. The total amount of assets reallocated amounted to $792 million and liabilities $48 million;
- Impairment charges aggregating $1,608 million mainly in relation to the former Ashanti assets. This adjustment is based on assumptions relating to market conditions which include the lower gold forward curve, higher discount rates, higher power tariffs in Ghana and reduced reserves at Geita. Tangible asset impairments (net of reversals) amounted to $1,493 million and goodwill impairments amounted to $109 million;
- The rights offer which closed on 7 July 2008, resulted in the issue of 69,470,442 ordinary shares to shareholders in respect of a rights offer which generated proceeds of some R13 billion ($1.7 billion) which funds were applied primarily to reduce the hedge book. The company capitalised on a weaker gold market during the year to execute a combination of delivering into and early settling of non-hedge derivatives. During 2008, the total number of committed ounces reduced by 5.29 million and the hedge book reduced by 5.17 million ounces on a net delta basis. The restructuring resulted in the received gold price being around 23% lower and the adjusted headline earnings reducing by an amount after taxation of $916 million which includes a charge for the uranium contracts of $11 million. In addition, uranium contracts of 1.0 million pounds were cancelled during the year, which represents a reduction of 20% of uranium contracts outstanding at the beginning of the year. This positions the company to participate more extensively in the uranium spot market from 2009, which in turn will provide by-product revenue to the benefit of total cash costs;
- The $1 billion convertible bond, due 27 February 2009, issued by AngloGold Ashanti Holdings plc has been reallocated from long-term borrowings to short-term debt;
- Effective 1 July 2008, AngloGold Ashanti acquired 100% of Golden Cycle Gold Corporation (GCGC) through a merger transaction in which the GCGC's shareholders received consideration consisting of 3,181,198 AngloGold Ashanti ADSs which, represented an aggregate consideration of approximately $109 million. GCGC, which was listed and traded on the NYSE ARCA Exchange, was a Colorado-based holding company with its primary investment being its joint venture interest in Cripple Creek & Victor Gold Mining Company (CC&V) located in Colorado, United States;
- On 27 August 2008, AngloGold Ashanti settled all amounts due in respect of the company's R2 billion corporate bond; and
- On 15 December 2008, AngloGold Ashanti purchased the São Bento Gold Company Limited, and its wholly owned subsidiary São Bento Mineração for a consideration of $70 million through the issue of 2,701,660 ordinary shares.

CASH FLOW

Operating activities

Cash generated from operations of $632 million was a combination of the loss before taxation of $1,377 million as set out in the income statement, adjusted for movements in working capital and non-cash flow items. The most significant non-cash flow items were the impairments of tangible and intangible assets and investments of $1,608 million and the amortisation of tangible assets of $560 million.

Cash generated from operations was further increased by the dividends received from the equity accounted joint ventures of $78 million, reduced by payments to early settle some hedge commitments and uranium contracts of $1,113 million and normal taxes paid of $125 million. Consequently net cash outflow from operations was $529 million in 2008 compared with an inflow of $866 million in 2007. Payments to suppliers increased by 46%, offset partly by a higher average price received (excluding settlements of non-hedge derivatives) for the year which in turn resulted in increased receipts from customers of 20%.

Investing activities

During 2008, capital expenditure totalled $1,194 million. The capital spend was funded from operating cash flow, debt facilities and in part from the proceeds from a rights offer which raised some $1.7 billion in July 2008. Total capital expenditure for 2008 was $179 million more than 2007, owing mainly to expenditure on the Boddington expansion project during the year.

Proceeds from the disposal of tangible assets include $14 million from the disposal of certain North American royalty and production related interests of the El Chante and Marigold projects to Royal Gold, $14 million from the disposal of a 50% interest in Amikan and AS APK to the Polymetal Joint Venture, and $7 million from real estate activities in Brazil.

Proceeds from disposal of assets of discontinued operations of $10 million relates to the sale of Ergo assets to a consortium of Mintails South Africa (Pty) Limited/DRD South African Operations (Pty) Limited.

Investments acquired and disposed of during 2008 relate mainly to investments held in rehabilitation trust funds established by AngloGold Ashanti in compliance with regulatory requirements.

The proceeds from the disposal of associates includes the net proceeds of $48 million arising from the sale of the 50% interest in Nufcor International Limited to the Constellation Energy Commodities Group.

Interest received increased by $32 million when compared with 2007, as a result of higher cash levels resulting mainly from the rights offer in July 2008.



Sunrise Dam, Australia

CFO's
report *cont.*

Financing activities

During July 2008, an amount of $1.7 billion was raised by way of a rights offer at a ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of 6 July 2008. The rights offer resulted in the issuance of 69,470,442 new ordinary shares of 25 SA cents each to ordinary shareholders at a subscription price of R194.00 per share. The transaction was highly successful, with a 98% take up from rights holders to acquire rights offer shares. Applications for additional rights shares representing nearly six times the number of rights offer shares were received.

Proceeds from borrowings amounted to $853 million during 2008 and included a drawdown of $743 million on the $1,150 million syndicated loan facility. The 2007 year included a $525 million drawdown on the same facility.

Repayments of borrowings amounted to $614 million and included the repayment of the South African corporate bond of $242 million, and $316 million on the $1,150 million syndicated loan facility. Other loan repayments include normal scheduled payments in terms of loan agreements.

Dividend payments totalling $58 million were made during the year, compared with $144 million in the prior year.

The net result of AngloGold Ashanti's operating, investing and financing activities was a net cash inflow of $186 million, which when combined with the opening balance of $477 million, and a negative translation of $88 million, resulted in a closing cash and cash equivalent balance of $575 million.

OTHER DEVELOPMENTS

On 20 November 2008, AngloGold Ashanti successfully arranged a $1 billion bridging facility which is available (at the company's discretion) until November 2010 to finance the redemption of the convertible bond that matured on 27 February 2009. The removal of this refinancing risk placed the company in a stronger position to obtain full value from the sale to Newmont of the one-third interest in the Boddington project which was announced on 27 January 2009 and the announced sale of the Tau Lekoa and the adjacent project areas made on 17 February 2009.

The consideration for the sale of Boddington, which is expected to close around the end of the first quarter of 2009, involves the following elements:
- an upfront cash consideration on closing of the sale of $750 million;
- a deferred payment due at the end of 2009 of $240 million, payable in cash or freely tradeable Newmont shares;
- full reimbursement upon closing of all cash calls for the project funded by AngloGold Ashanti during 2009;
- royalty payments of up to $100 million from mid 2010, subject to the project achieving a cash cost margin in excess of $600 per ounce; and
- a payment from AngloGold Ashanti to Newmont of $8 million upon closing, being its share of working capital at 31 December 2008.

In addition to saving on a budgeted capital spend of A$269 million during 2009, the proceeds from the sale to be received this year (net of capital gains tax) is expected to be approximately $907 million (at an exchange rate of A$/$0.8054).

The Boddington sale together with the term facility, in addition to reducing the net debt significantly, will also provide the company with further financial flexibility to November 2010. It is important to note that as a result of these transactions, the company's refinancing need and related risk has been reduced. AngloGold Ashanti now has considerable flexibility to consider its long-term funding options to refinance the residual debt which is due to mature in late 2010.

OVERVIEW OF THE HEDGE BOOK

During 2008, the company reduced its hedge commitments by 47% from 11.28 million ounces to 5.99 million ounces. The hedge book net delta as at 31 December 2008 was 5.22 million ounces. The negative marked to market value of the hedge book as at 31 December 2008 (off a spot gold price of $872 per ounce, exchange rates of R9.455/$ and A$/$0.6947) was $2.5 billion (after the credit risk adjustment of all hedge transactions).

Following the hedge book reduction achieved in 2008, assuming a gold price of $900 per ounce, the Company expects to achieve a received price representing a discount of approximately 6% to the spot price during 2009, which represents a significant reduction to the position that existed prior to the hedge book reduction.

ONE-YEAR FORECAST – 2009

For the year ended 31 December

	Forecast production 000 oz	Expected total cash cost $/oz [1]	Forecast capital expenditure $m [2]
South Africa [3]	2,075	322 – 342	301
Argentina	160	410 – 430	20
Australia	410	530 – 550	17
Brazil	400	292 – 312	150
Ghana	600	593 – 613	150
Guinea	300	495 – 515	27
Mali	350	501 – 521	8
Namibia	70	430 – 450	18
Tanzania	315	800 – 820	17
United States of America	280	350 – 370	77
Other			55
AngloGold Ashanti	**4,900 – 5,000**	**435 – 450**	**840**

Following the sale of Boddington, the 2009 production is estimated at 4.9 million ounces to 5.0 million ounces.

[1] This is based on the following assumptions: R9.75/$, A$/$0.675, BRL2.25/$ and Argentinean peso 3.65/$; fuel at $50 per barrel and lower consumable costs relative to last year.

[2] Capital expenditure for 2009 is estimated at approximately $840 million (excluding amounts to be spent at Boddington). This is a significant reduction of $360 million or 30% on levels expended in 2008.

Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.

[3] In South Africa, production assumes stable power supply from Eskom.

Srinivasan Venkatakrishnan
Chief Financial Officer

6 March 2009

Key
features 2008

- Fatality rate declined by 57%, while a 20% reduction is achieved on reportable accidents.

- New company vision, mission and values developed.

- Continued restructuring to focus on new company strategy.

- Hedge buy-backs result in reduced hedge commitments, down by 47% to 5.99 million ounces.

- Successful conclusion of rights offer and refinancing to settle the convertible bond.

- Mineral Resources after depletion increased 16% or 33.4 million ounces to 241.0 million ounces, while Ore Reserves after depletion increased 2% to 74.9 million ounces (prior to Boddington sale).

- Final dividend declared of 50 South African cents per share (approximately 5 US cents per share), to give a total dividend for the year of 100 South African cents (approximately 11 US cents per share).

Performance
review 2008 – key data by region

South Africa

The seven deep-level AngloGold Ashanti operations and one surface operation in South Africa employed around 37,000 people (including contractors) and produced 2.1 million ounces of gold, equivalent to 42% of group production. At year-end, South African Ore Reserves totalled 33.7 million ounces.

Africa (excluding South Africa)

AngloGold Ashanti has eight gold mining operations in Africa (excluding South Africa) – two in Ghana, one in Guinea, three in Mali, one in Namibia and one in Tanzania. Combined, these operations employed around 16,000 people (including contractors) and produced a total of 1.6 million attributable ounces of gold, equivalent to 33% of group output. Ore Reserves at these operations amounted to 23.0 million ounces at year-end.

Australia

AngloGold Ashanti has one operating gold mine in Australia being Sunrise Dam. Approximately 1,200 people (including contractors) were employed in Australia at year-end and 433,000 ounces of gold, equivalent to 9% of group output, was produced. Ore Reserves amounted to 8.6 million ounces at year-end.

North America

AngloGold Ashanti has one operating gold mine, CC&V, in the United States which employed approximately 400 people (including contractors) and produced 258,000 ounces, equivalent to 5% of group output. Ore Reserves amounted to 4.9 million ounces at year-end.

South America

AngloGold Ashanti has three gold mining operations in South America – two in Brazil and one in Argentina – which combined employed around 5,200 people (including contractors) and produced a total of 561,000 attributable ounces, equivalent to 11% of group output. Total Ore Reserves at these operations amounted to 4.8 million ounces at year-end.

Group
overview 2008 – key data

		2008	2007	% change
Gold produced	(000oz)	**4,982**	5,477	(9)
Average gold spot price	($/oz)	**872**	697	25
Average received gold price [1]	($/oz)	**485**	629	(23)
Total cash costs	($/oz)	**444**	357	24
Total production costs	($/oz)	**567**	476	19
Ore reserves	(Moz)	**75**	73	3
Revenue	($m)	**3,743**	3,113	20
Gold income	($m)	**3,619**	3,002	21
Gross profit (loss)	($m)	**594**	(248)	340
Adjusted gross (loss) profit [2]	($m)	**(384)**	835	(146)
Adjusted headline (loss) earnings [3]	($m)	**(897)**	278	(423)
Adjusted headline (loss) earnings per share	(US cents)	**(283)**	99	(386)
Dividends paid per share	(US cents)	**13**	45	(71)
Average exchange rate	(R/$)	**8.25**	7.03	17
Exchange rate at year-end	(R/$)	**9.46**	6.81	39
Share price at year-end:				
JSE	(R/share)	**252**	293	(14)
NYSE	($/share)	**27.71**	42.81	(35)
Market capitalisation at year-end	($m)	**9,795**	11,878	(18)

Note:
[1] Average received gold price excluding the effects of the hedge book reduction is $702/oz.
[2] Gross profit (loss) excluding unrealised non-hedge derivatives and other commodity contracts.
[3] Headline (loss) earnings excluding unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible bond, adjustments to other commodity contracts and deferred tax thereon.

Employees:*		Production 2008:				Capital expenditure:	
South Africa		South Africa:	2,099	ounces	(42%)	South Africa:	$337 million
Corporate office:	463					Corporate office:	$12 million
Operations:	37,127						

Employees:*		Production 2008:				Capital expenditure:	
Ghana:	7,502	Ghana:	557,000	ounces	(11%)	Ghana:	$166 million
Guinea:	2,933	Guinea:	333,000	ounces	(7%)	Guinea:	$22 million
Namibia:	482	Namibia:	68,000	ounces	(1%)	Namibia:	$12 million
Mali:	1,611	Mali:	409,000	ounces	(8%)	Mali:	$7 million
Tanzania:	3,116	Tanzania:	264,000	ounces	(6%)	Tanzania:	$53 million

Employees:*		Production 2008:				Capital expenditure:	
Australia:	1,198	Australia:	433,000	ounces	(9%)	Australia:	$439 million (including Boddington)

Employees:*		Production 2008:				Capital expenditure:	
USA:	421	USA:	258,000	ounces	(5%)	USA:	$27 million

Employees:*		Production 2008:				Capital expenditure:	
Argentina:	1,072	Argentina:	154,000	ounces	(3%)	Argentina:	$16 million
Brazil:	4,095	Brazil:	407,000	ounces	(8%)	Brazil:	$110 million

* Includes contractors

Five-year
summaries

SUMMARISED GROUP FINANCIAL RESULTS

For the year ended 31 December

US Dollar million		2008	2007	2006	2005	2004
Income statement						
Gold income		**3,619**	3,002	2,646	2,393	2,121
Cost of sales		**(2,728)**	(2,458)	(2,138)	(2,149)	(1,794)
Loss on non-hedge derivatives and other commodity contracts		**(297)**	(792)	(231)	(135)	(141)
Gross profit (loss)		**594**	(248)	277	109	186
Corporate administration and other expenses		**(131)**	(128)	(84)	(64)	(51)
Market development costs		**(13)**	(16)	(16)	(13)	(15)
Exploration costs		**(126)**	(117)	(58)	(44)	(43)
Amortisation of intangible assets		**–**	–	–	–	(27)
Other net operating expenses		**(6)**	(20)	(20)	(24)	(11)
Operating special items		**(1,538)**	(13)	(7)	(67)	13
Operating (loss) profit		**(1,220)**	(542)	92	(103)	52
Dividend received from other investments		**–**	2	–	–	–
Interest received		**66**	43	31	24	49
Exchange gain (loss)		**4**	(1)	(5)	2	5
Fair value adjustment on option component of convertible bond		**25**	47	16	(32)	26
Finance costs and unwinding of obligations		**(114)**	(120)	(116)	(102)	(85)
Fair value (loss) gain on interest rate swaps		**–**	–	–	(1)	2
Share of equity accounted investments' (loss) profit		**(138)**	35	115	43	40
(Loss) profit before taxation		**(1,377)**	(536)	133	(169)	89
Taxation		**197**	(101)	(146)	46	49
(Loss) profit after taxation from continuing operations		**(1,180)**	(637)	(13)	(123)	138
Discontinued operations						
Profit (loss) from discontinued operations		**25**	1	(2)	(36)	(11)
(Loss) profit for the year		**(1,155)**	(636)	(15)	(159)	127
Allocated as follows						
Equity shareholders		**(1,195)**	(668)	(45)	(182)	108
Minority interest		**40**	32	30	23	19
		(1,155)	(636)	(15)	(159)	127
Other financial data						
Adjusted gross (loss) profit	$m	**(384)**	835	884	395	383
Headline (loss) earnings	$m	**(30)**	(648)	(82)	(145)	129
Adjusted headline (loss) earnings	$m	**(897)**	278	411	153	259
Adjusted gross margin	%	**(16)**	25	29	16	18
EBITDA	$m	**1,131**	1,224	1,409	772	690
EBITDA margin	%	**48**	37	47	30	32
Interest cover	times	**8**	9	11	7	7
(Loss) earnings per ordinary share (cents)						
Basic	US cents	**(377)**	(237)	(16)	(69)	43
Diluted	US cents	**(377)**	(237)	(16)	(69)	43
Headline	US cents	**(9)**	(230)	(30)	(55)	51
Adjusted headline (loss) earnings	US cents	**(283)**	99	151	58	103
Dividends paid per ordinary share	US cents	**13**	45	39	57	75
Weighted average number of shares	Million	**317**	281	273	265	251
Issued shares at year-end	Million	**357**	282	280	265	264

SUMMARISED GROUP FINANCIAL RESULTS (CONTINUED)

As at 31 December

US Dollar million		2008	2007	2006	2005	2004
Balance sheet						
Assets						
Tangible and intangible assets		**4,493**	7,041	6,329	6,139	6,109
Cash and cash equivalents		**575**	477	471	197	276
Other assets		**2,992**	2,190	2,022	1,859	1,724
Total assets		**8,060**	9,708	8,822	8,195	8,109
Equity and liabilities						
Total equity		**2,511**	2,442	3,047	2,661	3,209
Borrowings		**1,933**	1,848	1,448	1,856	1,561
Deferred taxation		**617**	1,042	1,093	1,136	1,337
Other liabilities		**2,999**	4,376	3,234	2,542	2,002
Total equity and liabilities		**8,060**	9,708	8,822	8,195	8,109
Other financial data						
Equity		**3,242**	3,926	4,529	4,217	4,689
Net capital employed		**4,683**	5,360	5,568	5,935	6,032
Net debt		**1,283**	1,318	1,015	1,726	1,341
Net asset value – US cents per share		**702**	867	1,087	1,004	1,214
Net tangible asset value – US cents per share		**661**	718	946	862	1,057
Market capitalisation		**9,795**	11,878	13,008	13,069	9,614
Financial ratios						
Return on equity	%	**(25)**	7	9	3	7
Return on net capital employed	%	**(16)**	7	9	4	8
Net debt to net capital employed	%	**27**	25	18	29	22
Net debt to equity	%	**40**	34	22	41	29
Market capitalisation to total liabilities	times	**1.8**	1.6	2.3	2.4	2.0
Exchange rates						
Rand/dollar average exchange rate		**8.25**	7.03	6.77	6.37	6.44
Rand/dollar closing exchange rate		**9.46**	6.81	7.00	6.35	5.65
Australian dollar/dollar average exchange rate		**1.17**	1.19	1.33	1.31	1.36
Australian dollar/dollar closing exchange rate		**1.44**	1.14	1.27	1.36	1.28
Brazilian real/dollar average exchange rate		**1.84**	1.95	2.18	2.44	2.93
Brazilian real/dollar closing exchange rate		**2.34**	1.78	2.14	2.35	2.65

Five-year
summaries *cont.*

SUMMARISED GROUP FINANCIAL RESULTS (CONTINUED)

For the year ended 31 December

US Dollar million	2008	2007	2006	2005	2004
Cash flow statement					
Cash flows from operating activities					
Cash generated from operations	**632**	983	1,132	619	498
Cash utilised by discontinued operations	**(1)**	(2)	(1)	(31)	(2)
Dividends received from equity accounted investments	**78**	65	85	51	–
Taxation paid	**(125)**	(180)	(110)	(22)	(28)
Cash utilised for hedge book settlements	**(1,113)**	–	–	–	–
Net cash (outflow) inflow from operating activities	**(529)**	866	1,106	617	468
Cash flows from investing activities					
Capital expenditure	**(1,194)**	(1,015)	(811)	(711)	(574)
Net proceeds from disposal and acquisition of mines and subsidiaries	**10**	1	9	4	(171)
Net proceeds from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets	**82**	(13)	46	(16)	(20)
Dividend received from other investments	**–**	2	–	–	–
Interest received	**67**	35	24	18	36
Net loans repaid (advanced)	**–**	–	5	(1)	88
(Increase) decrease in cash restricted for use	**(6)**	(25)	(3)	17	(6)
Utilised in hedge restructure	**–**	–	–	(69)	(123)
Other investing activities	**–**	–	1	(2)	–
Net cash outflow from investing activities	**(1,041)**	(1,015)	(729)	(760)	(770)
Cash flows from financing activities					
Net proceeds from share issues	**1,668**	34	507	9	3
Net borrowings proceeds (repaid)	**239**	323	(394)	305	299
Finance costs paid	**(93)**	(72)	(82)	(73)	(72)
Dividends paid	**(58)**	(144)	(132)	(169)	(177)
Proceeds from hedge restructure	**–**	–	–	–	40
Net cash inflow (outflow) from financing activities	**1,756**	141	(101)	72	93
Net increase (decrease) in cash and cash equivalents	**186**	(8)	276	(71)	(209)
Translation	**(88)**	14	(2)	(8)	12
Cash and cash equivalents at beginning of year	**477**	471	197	276	473
Cash and cash equivalents at end of year	**575**	477	471	197	276
Other financial data					
Free cash flow	**(1,069)**	336	633	160	205
Cash generated to cash invested — times	**0.6**	0.7	1.6	0.8	0.6

SUMMARISED GROUP OPERATING RESULTS

For the year ended 31 December

		2008	2007	2006	2005	2004
Operating results						
Underground operations						
Metric tonnes milled	000	**12,335**	13,112	13,489	13,806	13,554
Yield	g/t	**6.89**	6.99	7.20	7.31	7.50
Gold produced	000 oz	**2,734**	2,948	3,123	3,243	3,270
Surface and dump reclamation						
Metric tonnes treated	000	**11,870**	12,429	12,414	8,061	7,102
Yield	g/t	**0.42**	0.49	0.50	0.52	0.60
Gold produced	000 oz	**161**	197	201	136	138
Open-pit operations						
Metric tonnes mined	000	**175,999**	172,487	173,178	168,904	135,171
Stripping ratio [1]		**5.24**	4.48	4.82	5.02	6.34
Metric tonnes treated	000	**25,388**	25,312	26,739	25,541	18,236
Yield	g/t	**2.12**	2.34	2.14	2.74	3.21
Gold produced	000 oz	**1,734**	1,904	1,843	2,246	1,883
Heap-leach operations						
Metric tonnes mined	000	**54,754**	59,720	63,519	61,091	71,837
Metric tonnes placed [2]	000	**23,462**	22,341	23,329	22,227	22,120
Stripping ratio [1]		**1.43**	1.77	1.83	1.97	2.08
Recoverable gold placed [3]	kg	**14,496**	16,242	18,162	18,500	18,670
Yield [4]	g/t	**0.62**	0.73	0.78	0.83	0.84
Gold produced	000 oz	**353**	428	468	541	538
Total gold produced	000 oz	**4,982**	5,477	5,635	6,166	5,829
– South Africa		**2,099**	2,328	2,554	2,676	2,857
– Argentina		**154**	204	215	211	211
– Australia		**433**	600	465	455	410
– Brazil		**407**	408	339	346	334
– Ghana		**557**	527	592	680	485
– Guinea		**333**	280	256	246	83
– Mali		**409**	441	537	528	475
– Namibia		**68**	80	86	81	66
– Tanzania		**264**	327	308	613	570
– USA		**258**	282	283	330	329
– Zimbabwe		**–**	–	–	–	9
Average price received [5]	$/oz sold	**485**	629	577	439	394
Total cash costs [6]	$/oz produced	**444**	357	308	281	264
Total production costs [6]	$/oz produced	**567**	476	414	374	332
Capital expenditure [7]	$m	**1,201**	1,059	817	722	585
Monthly average number of employees		**62,895**	61,522	61,453	63,993	65,400
LTIFR		**7.32**	8.24	7.70	6.77	6.56
FIFR		**0.09**	0.21	0.22	0.14	0.19

Definitions

[1] Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.

[2] Tonnes placed onto leach pad.

[3] Recoverable gold placed onto leach pad inventory.

[4] Recoverable gold placed/tonnes placed.

Comments

[5] Average gold price received negatively impacted by the reduction of the hedge book in 2008.

[6] Cost increases have been driven primarily by input cost inflation.

[7] Capital expenditure has increased year-on-year in accordance with AngloGold Ashanti's growth strategy.

Operations at a glance

For the year ended 31 December 2008

Operation	Attributable tonnes treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000 oz)		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
South Africa							**2,099**	2,328	2,554
Vaal River									
Great Noligwa	**1.4**	2.0	2.4	**7.33**	7.54	8.08	**330**	483	615
Kopanang	**1.6**	1.8	2.0	**6.82**	7.24	7.01	**362**	418	446
Moab Khotsong	**0.6**	0.3	0.2	**9.31**	7.94	6.35	**192**	67	44
Tau Lekoa	**1.2**	1.4	1.5	**3.58**	3.62	3.76	**143**	165	176
Surface operations	**7.9**	8.0	7.2	**0.36**	0.49	0.49	**92**	125	113
West Wits									
Mponeng	**1.9**	1.9	1.9	**10.02**	9.50	9.93	**600**	587	596
Savuka	**0.3**	0.3	0.4	**6.28**	6.69	7.68	**66**	73	89
TauTona [1]	**1.6**	1.8	2.0	**8.66**	9.67	10.18	**314**	409	474
Argentina							**154**	204	215
Cerro Vanguardia (92.5%)	**0.9**	0.9	0.9	**5.44**	6.88	7.29	**154**	204	215
Australia							**433**	600	465
Sunrise Dam [2]	**3.8**	3.8	4.0	**3.46**	4.86	3.39	**433**	600	465
Brazil							**407**	408	339
Brasil Mineração [1]	**1.4**	1.4	1.1	**7.62**	7.48	7.60	**320**	317	242
Serra Grande (50%) [1]	**0.4**	0.4	0.4	**7.58**	7.21	7.51	**87**	91	97
Ghana							**557**	527	592
Bibiani [3]	**–**	–	2.1	**–**	–	0.55	**–**	–	37
Iduapriem [4]	**3.5**	2.8	3.0	**1.76**	1.85	1.74	**200**	167	167
Obuasi [1]	**5.6**	6.0	6.2	**4.37**	4.43	4.39	**357**	360	387
Guinea							**333**	280	256
Siguiri (85%) [2]	**8.6**	8.3	7.0	**1.20**	1.05	1.08	**333**	280	256
Mali							**409**	441	537
Morila (40%)	**1.7**	1.7	1.7	**3.08**	3.36	3.88	**170**	180	207
Sadiola (38%)	**1.6**	1.6	1.8	**3.42**	2.76	3.22	**172**	140	190
Yatela (40%) [5]	**1.1**	1.2	1.3	**2.66**	3.46	4.12	**66**	120	141
Namibia							**68**	80	86
Navachab	**1.5**	1.6	1.5	**1.43**	1.56	1.81	**68**	80	86
Tanzania							**264**	327	308
Geita	**4.3**	5.1	5.7	**1.92**	2.01	1.68	**264**	327	308
USA							**258**	282	283
Cripple Creek & Victor [5]	**22.1**	20.9	21.8	**0.49**	0.53	0.54	**258**	282	283
AngloGold Ashanti							**4,982**	5,477	5,635

[1] The yield of TauTona, Brasil Mineração, Serra Grande and Obuasi represents underground operations.

[2] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[3] Bibiani was sold effective 1 December 2006.

[4] Prior to 1 September 2007, AngloGold Ashanti's shareholding in Iduapriem was 85%.

[5] The yield of Yatela and Cripple Creek & Victor reflects recoverable gold placed/tonnes placed from heap leach operations.

Operation	Total cash costs ($/oz)			Attributable adjusted gross profit (loss) ($m)		
	2008	2007	2006	2008	2007	2006
South Africa	**362**	343	285	**(55)**	403	549
Vaal River						
Great Noligwa	**458**	403	261	**(55)**	61	156
Kopanang	**348**	307	291	**(22)**	99	109
Moab Khotsong	**379**	668	655	**(20)**	(40)	(22)
Tau Lekoa	**533**	474	440	**(30)**	1	(4)
Surface operations	**440**	305	281	**4**	37	31
West Wits						
Mponeng	**249**	264	237	**87**	165	156
Savuka	**411**	403	336	**(2)**	11	21
TauTona	**374**	317	269	**(17)**	67	101
Argentina	**615**	264	228	**(34)**	48	37
Cerro Vanguardia (92.5%)	**608**	261	225	**(30)**	45	35
Minorities and exploration	**–**	–	–	**(4)**	3	2
Australia	**552**	313	306	**(61)**	137	137
Sunrise Dam	**531**	306	298	**(61)**	137	137
Brazil	**321**	260	216	**53**	141	138
Brasil Mineração	**300**	233	195	**12**	88	86
Serra Grande (50%)	**294**	263	198	**9**	27	26
Minorities and exploration	**–**	–	–	**32**	26	26
Ghana	**594**	432	390	**(145)**	3	(26)
Bibiani [1]	**–**	–	437	**–**	–	5
Iduapriem [2]	**525**	373	368	**(21)**	23	7
Obuasi	**633**	459	395	**(126)**	(24)	(42)
Minorities and exploration	**–**	–	–	**2**	4	4
Guinea	**466**	464	399	**27**	14	4
Siguiri (85%)	**466**	464	399	**7**	9	–
Minorities and exploration	**–**	–	–	**20**	5	4
Mali	**430**	350	250	**(34)**	92	146
Morila (40%) [3]	**419**	350	275	**(4)**	38	52
Sadiola (38%) [3]	**399**	414	270	**(23)**	24	49
Yatela (40%) [3]	**572**	322	228	**(7)**	30	44
Namibia	**534**	419	265	**(2)**	13	22
Navachab	**534**	419	265	**(2)**	13	22
Tanzania	**728**	452	497	**(181)**	6	(2)
Geita	**728**	452	497	**(181)**	6	(2)
USA	**334**	282	260	**16**	74	23
Cripple Creek & Victor	**309**	269	248	**16**	74	23
Other [4]	**–**	–	–	**4**	4	30
Sub-total	**444**	357	308	**(412)**	935	1,058
Less equity accounted JVs [3] [4]	**–**	–	–	**28**	(100)	(174)
AngloGold Ashanti	**444**	357	308	**(384)**	835	884

[1] Bibiani was sold effective 1 December 2006.

[2] Prior to 1 September 2007, AngloGold Ashanti's shareholding in Iduapriem was 85%.

[3] Equity accounted investments.

[4] Includes Nufcor International Limited (NIL), Oro Group (Pty) Limited and Trans-Siberian Gold plc which are equity accounted. Anglogold Ashanti sold its 50% interest in NIL effective 1 July 2008.

Board of directors
and executive management

EXECUTIVE DIRECTORS



MR M CUTIFANI (50) (Australian)
BE (Min. Eng)
Chief Executive Officer

Mark Cutifani was appointed to the board of AngloGold Ashanti on 17 September 2007 and as Chief Executive Officer on 1 October 2007. He is chairman of the Executive Committee and a member of the Transformation and Human Resources Development, Safety, Health and Sustainable Development, and Investment committees.

Mark has considerable experience in gold mining, having been associated with the industry since 1976. Prior to joining AngloGold Ashanti, he held the position of Chief Operating Officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco's global nickel business.



MR S VENKATAKRISHNAN (VENKAT) (43) (British)
BCom, ACA (ICAI)
Chief Financial Officer

Venkat joined AngloGold Ashanti on 1 July 2004 from Ashanti Goldfields Company Limited (Ashanti) where he was Chief Financial Officer until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August 2005 and is a member of the Executive and Investment committees and is invited to attend meetings of the Audit and Corporate Governance Committee. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance committee.

Venkat has extensive financial experience, having been a director in the Reorganisation Services Division of Deloitte & Touche in London prior to joining Ashanti in 2000.

NON-EXECUTIVE DIRECTORS



MR RP EDEY (66) (British)
FCA
Chairman and independent non-executive

Russell Edey was appointed to the board of AngloGold Ashanti on 1 April 1998, as Deputy Chairman on 11 December 2000 and as Chairman on 1 May 2002. Based in the United Kingdom, he is a non-executive director of Old Mutual plc, a member of the Counseil de Surveillance of Paris Orleans SA and a non-executive director of a number of companies within the NM Rothschild Group. Mr Edey is chairman of the Investment and Nominations committees and a member of the Audit and Corporate Governance and Remuneration committees.



DR TJ MOTLATSI (57) (South African)
Hon DSoc Sc (Lesotho)
Deputy Chairman and independent non-executive

James Motlatsi was appointed to the board of AngloGold Ashanti on 1 April 1998 and as Deputy Chairman on 1 May 2002. He is chairman of the Transformation and Human Resources Development and the Political Donations committees and a member of the Safety, Health and Sustainable Development and Remuneration committees.

James has substantial experience in and knowledge of the mining industry in general and of South Africa in particular. His association with the industry in South Africa spans more than 30 years in various positions including past president of the National Union of Mineworkers. He is the Executive Chairman of TEBA Limited, a service organisation primarily responsible for the recruitment of mineworkers for the South African mining industry.



MR FB ARISMAN (64) (American)
MSc (Finance)
Independent non-executive

Frank Arisman joined the board of AngloGold Ashanti on 1 April 1998. He serves on four board committees: Transformation and Human Resources and Development, Audit and Corporate Governance, Nominations and Remuneration. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. In 2008, he chaired the Financial Analysis Committee, an ad hoc committee of the board set up to consider the funding needs of AngloGold Ashanti.

Frank, who resides in the USA, has a rich background in management and finance through his experiences at JP Morgan where he held various positions and retired as Managing Director after 32 years of service.



MR RE BANNERMAN (74) (Ghanaian)
MA (Oxon), LLM (Yale)
Independent non-executive

Reginald Bannerman became a Director of AngloGold Ashanti on 10 February 2006. He is a member of the Remuneration, Nominations and Transformation and Human Resources and Development committees.

Reginald has a legal background and has been in law practice for more than 50 years. He has for many years been the principal partner of Messrs Bruce-Lyle, Bannerman & Thompson Attorneys, one of the leading private law firms in Ghana. He has also served as a member of the General Legal Council of Ghana and the board of the Valco Trust Fund, the largest privately-run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, he was also formerly the mayor of Accra, the capital city of Ghana. Resident, in Ghana, Reginald assists the board in matters affecting the company's activities in that country.

Board of directors
and executive management *cont.*

NON-EXECUTIVE DIRECTORS (CONTINUED)



MR JH MENSAH (80) (Ghanaian)
MSc (Economics, London University)
Independent non-executive
Joseph Mensah was appointed a member of the AngloGold Ashanti board on 4 August 2006, and is a member of the Audit and Corporate Governance, Investment, Safety, Health and Sustainable Development and Nominations committees. Joseph, a Ghanaian resident, has extensive experience in politics, and international and local economic management. He was the Minister of Finance and Economic Planning of Ghana and a member of parliament from 1969 to 1972. He worked with a number of local and international development agencies including being a member of the African Advisory Council of the African Development Bank from 1993 to 1997. Until December 2008, he was chairman of the National Development Planning Commission in Ghana and a member of the Ghana Parliament representing the Sunyani East constituency.



MR WA NAIRN (64) (South African)
BSc (Mining Engineering)
Independent non-executive
Bill Nairn has been a member of the board of AngloGold Ashanti since 1 January 2000 and chairs the Safety, Health and Sustainable Development Committee and is a member of three other committees: Transformation and Human Resources and Development, Investment and Nominations. Bill, a mining engineer, has considerable technical experience having been the group technical director of Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling period, Bill is now considered an independent non-executive director of AngloGold Ashanti.



PROF WL NKUHLU (64) (South African)
BCom, CA (SA), MBA (University of New York)
Independent non-executive
Wiseman Nkuhlu was appointed to the board on 4 August 2006. He has been the chairman of the Audit and Corporate Governance committee since 5 May 2007, having served as deputy chairman from 4 August 2006. He also serves as a member of the Nominations, Political Donations and Remuneration committees. In addition, he is the chairman of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. Wiseman, a respected South African academic, educationist, professional and business leader, served as Economic Adviser to the former President of South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development (NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of the South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei from 1987 to 1991. He is currently the Chairman of Pan African-Capital Holdings (Pty) Limited, a South African company that focuses on research and

investments, fund management and private equity, and of Metropolitan Limited, Bigen Africa (Pty) Limited and Kagiso Trust Investment. He is also a member of the board of Datatec Limited. He was elected President of the Geneva-based International Organization of Employers (IOE) in May 2008 for a period of two years. He is a member of the Financial Crisis Advisory Group of the IASB and FASB.



MR SM PITYANA (49) (South African)
BA (Hons) (Essex), MSc (London); Dtech (Honoris) (Vaal University of Technology)
Independent non-executive
Sipho Pityana joined the board of AngloGold Ashanti on 13 February 2007 and assumed the chairmanship of the Remuneration Committee on 1 August 2008. He is a member of the Safety, Health and Sustainable Development, Political Donations, Investment, Nominations and the Transformation and Human Resources Development committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national Departments of both Labour and Foreign Affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics and AngloGold Ashanti's BEE partner. He serves as a non-executive director on the boards of several other South African companies.

Board movements during 2008

Mrs E Le R Bradley retired on 6 May 2008.
Mr S R Thompson resigned on 28 July 2008.

EXECUTIVE MANAGEMENT



DR CE CARTER (46)
BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy
Charles Carter has worked in the mining industry since 1991, in South Africa and the United States in a range of corporate roles with Anglo American Corporation, RFC Corporate Finance and AngloGold Ashanti. He was appointed Executive Vice President – Business Strategy in December 2007, responsible for corporate strategy and business planning, risk management and investor relations.



MR RN DUFFY (45)
BCom, MBA
Executive Vice President – Africa
Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In November 2000, he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the Executive Committee in August 2005. Richard was appointed as Executive Vice President – Africa in July 2008.

Board of directors
and executive management *cont.*



MR GJ EHM (52)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia
Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold Mine in 2000, Regional Head – Australia in 2006, and took up his current role as Executive Vice President – Australasia in December 2007.



MR RW LARGENT (48)
BSc (Min. Eng), MBA
Executive Vice President – Americas
Ron Largent has been with the company since 1994. He is a board member of the Colorado Mining Association in Denver and has served on the Board of Directors for the California Mining Association and the Nevada Mining Association. In 2001, he was appointed as General Manager of the Cripple Creek & Victor Gold Mine and took up his current role as Executive Vice President – Americas in December 2007.



MR RL LAZARE (52)
BA, HED, DPLR, SMP
Executive Vice President – Human Resources
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed general manager of TauTona. In December 2004, he was appointed an executive officer with responsibility for South African operations and in July 2008, Executive Vice President – Human Resources.



MR MP LYNAM (47)
BEng (Mech)
Vice President – Finance, Treasury and Company Secretarial
Mark Lynam joined the Anglo American group in 1983 and has been involved in the hedging and treasury area since 1990. In 1998, he joined AngloGold as treasurer and was appointed an executive officer in May 2004. He was appointed as Vice President – Finance, Treasury and Company Secretarial in July 2008.



MR AM O'NEILL (51)
BSc (Mining Engineering), MBA
Executive Vice President – Business and Technical Development
Tony O'Neill joined AngloGold Ashanti in July 2008 as Executive Vice President – Business & Technical Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since 1978 includes the role of Executive – Operations at Newcrest Mining Limited and Executive General Manager for gold at Western Mining Corporation.



MR TML SETILOANE (49)
FAE, BSc (Mech Eng)

Executive Vice President – Sustainability

Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he had been an executive director. He is the chairman of Rand Refinery Limited. He was appointed an executive officer and a member of AngloGold Ashanti's Executive Committee in February 2006 and as Executive Vice President – Sustainability in December 2007.



MS YZ SIMELANE (43)
BA LLB, FILPA, MAP

Vice President – Government Relations

Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004 and Vice President – Government Relations in July 2008.



MR NW UNWIN (56)
BA

Executive Vice President – Corporate Services

Nigel Unwin joined Anglo American as a trainee in human resources in 1974 and spent 18 years in operations and corporate roles. He then worked in the CFTA retail sector for seven years before joining AngloGold in 1999 as an executive officer. Following the acquisition of Acacia Resources by AngloGold at the end of 1999, he managed the integration of the two companies in Australia before taking over the Human Resources and Information Technology portfolios in 2001. He was appointed Executive Vice President – Corporate Services in July 2008.

Executive management movements during 2008

Peter Rowe retired from the Executive Committee on 30 June 2008. His roles and responsibilities were assumed by Tony O'Neill.

COMPANY SECRETARY



MS L EATWELL (54)
FCIS

Lynda Eatwell joined AngloGold in 2000 as assistant company secretary and was appointed company secretary in December 2006. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

Directors'
report

NATURE OF BUSINESS

AngloGold Ashanti Limited conducts mining operations in Africa, North and South America and Australia and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.

SHARE CAPITAL

Authorised

The authorised share capital of AngloGold Ashanti at 31 December 2008 is made up as follows:
- 400,000,000 ordinary shares of 25 South African cents each   R100,000,000
- 4,280,000 E ordinary shares of 25 South African cents each   R1,070,000
- 2,000,000 A redeemable preference shares of 50 South African cents each   R1,000,000
- 5,000,000 B redeemable preference shares of 1 South African cent each   R50,000

The following are the movements in the issued and unissued share capital from the beginning of the accounting period to 31 January 2009:

ISSUED

Ordinary shares

	Number of shares	Rand	Number of shares	Rand
	2008		2007	
At 1 January	277,457,471	69,364,368	276,236,153	69,059,038
Issued during year				
– Rights offer	69,470,442	17,367,611	–	–
– Golden Cycle acquisition	3,181,198	795,299	–	–
– São Bento acquisition	2,701,660	675,415	–	–
– Bokamoso ESOP and BEE transaction	–	–	31,410	7,852
– Bokamoso ESOP on conversion of E ordinary shares	94	24	8,026	2,007
– Exercise of options by participants in the AngloGold Share Incentive Scheme	672,545	168,136	1,181,882	295,471
At 31 December	353,483,410	88,370,853	277,457,471	69,364,368
Issued subsequent to year-end				
– Exercise of options by participants in the AngloGold Share Incentive Scheme	34,775	8,693		
At 31 January 2009	353,518,185	88,379,546		

E ordinary shares

On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a Black Economic Empowerment transaction (BEE transaction).

	Number of shares	Rand	Number of shares	Rand
	2008		2007	
At 1 January	**4,140,230**	**1,035,057**	4,185,770	1,046,443
Issued during year to the Bokamoso ESOP Trust	**–**	**–**	94,230	23,557
Cancelled in exchange for ordinary shares in terms of the cancellation formula	**173,289**	**43,322**	139,770	34,943
At 31 December	**3,966,941**	**991,735**	4,140,230	1,035,057
Cancelled subsequent to year-end – Cancelled and exchanged for ordinary shares issued in terms of the cancellation formula	**17,833**	**4,458**		
At 31 January 2009	**3,949,108**	**987,277**		

In terms of the authority granted by shareholders, on vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares which are cancelled may not be re-issued and therefore, do not form part of the authorised but unissued share capital of the company.

E ordinary share capital amounting to R20,587,628 in respect of 162,363 unconverted but cancelled E ordinary shares was transferred to ordinary share premium. E ordinary shares do not convert to ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E ordinary share as calculated in accordance with the cancellation formula.

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by a wholly-owned subsidiary Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab Lease area after cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

Directors'
report *cont.*

UNISSUED

	ORDINARY		E ORDINARY	
	Number of shares	Number of shares	Number of shares	Number of shares
	2008	2007	**2008**	2007
At 1 January	**122,542,529**	123,763,847	**–**	94,230
Issues during year	**76,025,939**	1,221,318	**–**	94,230
At 31 December	**46,516,590**	122,542,529	**–**	–
Issues subsequent to year-end	**34,775**			
At 31 January 2009	**46,481,815**			

ORDINARY SHARES UNDER THE CONTROL OF DIRECTORS

In terms of the authority granted by shareholders at the annual general meeting held on 6 May 2008, 5% of the number of shares in issue from time to time are placed under the control of the directors to allot and issue, for such purposes and on such terms as they may, in their discretion, determine. This authority expires at the annual general meeting to be held on 15 May 2009. Pursuant to this authority, the directors issued the following ordinary shares during 2008:

		Ordinary shares
Acquisition of Golden Cycle Gold Corporation (GCGC)		
– Total shares issued on 2 July 2008	3,180,555	
– Less shares to be issued under specific authority granted by shareholders	3,100,000	
– Shares issued on 2 July 2008 under general authority to directors		80,555
– Balance of shares issued – rounding adjustments		643
Acquisition of São Bento		2,701,660
Total shares issued by the directors under general authority at 31 December 2008		**2,782,858**

In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the annual general meeting to be held on 15 May 2009.

The company has not exercised the general approval to buy back shares from its issued ordinary share capital, granted at the annual general meeting held on 6 May 2008. At the annual general meeting to be held on 15 May 2009, shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.

AMERICAN DEPOSITARY SHARES

At 31 December 2008, the company had in issue through The Bank of New York as Depositary, and listed on the New York Stock Exchange (NYSE), 111,178,529 (2007: 82,550,854) American Depositary Shares (ADSs). Each ADS is equal to one ordinary share. At 31 January 2009, there were 113,952,075 ADSs in issue and listed on the NYSE.

GHANAIAN DEPOSITARY SHARES

At 31 December 2008, the company had in issue through NTHC Limited as Depositary, and listed on the Ghana Stock Exchange (GhSE) 17,457,300 (2007: 18,256,500) Ghanaian Depositary Shares (GhDSs). Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote. At 31 January 2009, 17,457,300 GhDSs were listed on the Ghana Stock Exchange.

ANGLOGOLD SHARE INCENTIVE SCHEME

AngloGold Ashanti operates a share incentive scheme through which executive directors, executive management and managers of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivise such employees to identify themselves more closely with the fortunes of the company and its continued growth and to promote the retention of such employees.

Non-executive directors are not eligible for participation in the share incentive schemes.

The maximum number of ordinary shares that may be allocated for the purposes of the scheme is equivalent to 2.75% of the total number of ordinary shares in issue at any time. At 31 December 2008, 9,720,794 ordinary shares (2007: 7,630,080) were available for purposes of the scheme, while the maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the ordinary shares allocated for the purposes of the share incentive scheme (or 0.1375% of the total number of ordinary shares in issue) – at 31 December 2008, a maximum of 486,040 ordinary shares per employee could be issued in aggregate (2007: 381,504).

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares, and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the "AngloGold Share Incentive Scheme or share incentive scheme".

Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:

Directors'
report *cont.*

Time-related

The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998 and amended by shareholders at the annual general meeting held on 30 April 2002, at which time it was agreed that no further time-related options would be granted and all options granted hereunder will terminate on 1 February 2012, being the date on which the last options granted under this criteria may be exercised or they will expire.

Time-related options vest over a five-year period from the date of grant and may be exercised in tranches of 20% each in years two, three and four and 40% in year five. As of the date of this report, all options granted and outstanding have vested in full.

Performance-related

The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on 29 April 2005 at which time it was agreed that no further performance-related options would be granted and all options granted hereunder will terminate on 1 November 2014, being the date on which the last options granted under this criteria may be exercised or they will expire.

Performance-related options granted vest in full, three years from the date of grant, provided that the conditions under which the options were granted are met. All options granted and outstanding vested in full on 1 November 2007.

Bonus Share Plan (BSP)

The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005 and amended at the general meeting held on 6 May 2008 at which time, shareholders approved the increase in the maximum level of bonus payable to eligible participants, as well as shortening the vesting period. Executive directors, executive management and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at "nil" cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from date of grant, provided that the participant is still in the employ of the company at the date of vesting (unless an event, such as death, occurs which may result in an earlier vesting date). In respect of awards granted in 2008 and onwards, the vesting period has been amended to allow employees to exercise their rights as follows: 40% in year one and 60% in year two from date of grant or in the event that exercising of awards only takes place in year three, then 120% of awards granted will be available for immediate exercising.

Long-Term Incentive Plan (LTIP)

The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors, executive management and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at "nil" cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets under which the rights were granted, are met and provided that the participant is still in the employ of the company (or unless an event, such as death, occurs which may result in an earlier vesting date).

Options and rights

As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the year 1 January 2008 to 31 January 2009 is:

	Time-related [1]	Perfor-mance-related [1]	Bonus Share Plan	Long-Term Incentive Plan	Total	Average exercise price per ordinary share	Ordinary shares issued
At 1 January 2008	206,960	1,638,200	685,668	783,425	3,314,253	130,74	4,295,959
Movement during year							
– Granted	41,806	313,082	465,076	572,331	1,392,295		
– Exercised	128,333	385,111	115,458	43,643	672,545	341.02	672,545
– Lapsed/expired	3,942	176,338	90,259	321,668	592,207		
At 31 December 2008	116,491	1,389,833	945,027	990,445	3,441,796		4,968,504
Average exercise/issue price per share	139.82	239.18	–	–	127.06		
Awards exercisable at year-end	116,491	1,389,833	136,371	64,560	1,707,255		
Subsequent to year-end							
– Granted	–	–	–	6,026	6,026		
– Exercised	4,986	18,725	11,064	–	34,775	206.23	34,775
– Lapsed/expired	–	9,098	13,588	–	22,686		
At 31 January 2009	111,505	1,362,010	920,375	996,471	3,390,361		5,003,279
Average exercise/issue price per share	140.91	238.45	–	–	127.04		

[1] Options granted are in respect of the rights offer.

Effective 15 October 2008, the JSE amended Schedule 14 (Requirements for share incentive schemes) whereby the recycling of options/awards that have vested and been delivered and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued, as impacted by this Listings Requirements rule change:

Details	Options/Awards
Total number of options attributable to the scheme at 31 December 2008	9,720,794
Less:	
– Total number of options/awards granted and outstanding at 31 December 2008	3,441,796
– Total number of options/awards exercised during the period 15 October 2008 to 31 December 2008	101,013
Total shares available to be awarded at 31 December 2008	6,177,985

Directors'
report *cont.*

Analysis of options and rights outstanding at 31 December 2008

Holding			Holders	Number of options
1	to	100	165	13,886
101	to	500	738	200,839
501	to	1,000	159	113,328
1,001	to	5,000	229	578,422
5,001	to	10,000	98	680,053
10,000	to	100,000	82	1,855,268
Total			1,471	3,441,796

DIVIDEND POLICY

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, the amount of reserves available for dividend using the going concern assessment and restrictions placed by the conditions of the convertible bond, other debt facilities and other factors.

Dividends declared since 1 January 2008:

	Final dividend number 103	Interim dividend number 104	Final dividend number 105
Declaration date	6 February 2008	30 July 2008	6 February 2009
Last date to trade ordinary shares cum dividend	22 February 2008	15 August 2008	27 February 2009
Record date	29 February 2008	22 August 2008	6 March 2009
Amount paid per ordinary share			
– South African currency (cents)	53	50	50
– United Kingdom currency (pence)	3.484	3.4137	3.518
– Ghanaian currency (cedis)	6.530	6.740	6.6565
Amount per CDI* – Australian currency (cents)	1.484	1.459	1.546
Payment date	7 March 2008	29 August 2008	13 March 2009
Amount per GhDS** – Ghanaian currency (cedis)	0.0653	0.0674	0.06565
Payment date	10 March 2008	1 September 2008	16 March 2009
Amount per ADS*** – United States currency (cents)	6.606	6.449	# 5.1
Payment date	17 March 2008	8 September 2009	23 March 2009
Amount per E ordinary share South African currency (cents)	26.50	25.00	25.00
Payment date	7 March 2008	29 August 2008	13 March 2009

* Each CDI (Chess Depositary Interest) is equal to one-fifth of one ordinary share
** Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share
*** Each ADS (American Depositary Share) is equal to one ordinary share
\# Illustrative value assuming the following rate of exchange: R9.84: $. The actual rate of payment will depend on the exchange rate on the currency conversion date and/or date of payment

Shareholders on the South African register who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares, or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends may be electronically transferred to shareholders' bank accounts. These shareholders are encouraged to mandate this method of payment for all future dividends.

BORROWINGS

The group's borrowing powers are unlimited. As at 31 December 2008, the group's borrowings totalled $1,933 million, R18,270 million (2007: $1,848 million, R12,589 million).

SIGNIFICANT ANNOUNCEMENTS DURING THE YEAR UNDER REVIEW AND SUBSEQUENT TO YEAR-END

On 14 February 2008, AngloGold Ashanti announced that it had entered into a binding memorandum of agreement (MOA) with B2Gold Corp. (B2Gold). The MOA provides for the existing Colombian joint venture agreements between AngloGold Ashanti and B2Gold to be amended. B2Gold would also acquire from AngloGold Ashanti, additional interests in certain mineral properties in Colombia. In exchange, B2Gold would issue to AngloGold Ashanti, 25 million common shares and 21.4 million common share purchase warrants in B2Gold. On 16 May 2008, AngloGold Ashanti announced that it had completed the transaction to acquire a 15.9% direct interest in B2Gold and increase B2Gold's interest in certain Colombian properties, as stated.

On 6 May 2008, AngloGold Ashanti announced the completion of the initial JORC-compliant resource estimate for the La Colosa deposit, the second significant greenfields discovery (Gramalote being the first) in Colombia, which was discovered by AngloGold Ashanti's Colombian greenfields exploration team during 2006. The project which is 100% owned by AngloGold Ashanti, is located 150km west of Colombia's capital city, Bogota, in the district of Tolima and is expected to yield some 12.9Moz of inferred Mineral Resource at a gold price of $1,000/oz.

On 29 May 2008, AngloGold Ashanti announced its amendment to the merger agreement to acquire 100% of Golden Cycle Gold Corporation (GCGC) to adjust the consideration that GCGC shareholders receive from 0.29 AngloGold Ashanti ADRs to 0.3123 AngloGold Ashanti ADRs to account for the effects of the AngloGold Ashanti rights offer announced on 23 May 2008. GCGC shareholders approved the merger on 30 June 2008 at a general meeting and the merger became effective on 1 July 2008 at which time, AngloGold Ashanti acquired the remaining 33% shareholding in CC&V. A total of 3,181,198 AngloGold Ashanti ADRs were issued pursuant to this transaction.

On 26 June 2008, AngloGold Ashanti announced that the Johannesburg High Court ruled that the exception lodged by AngloGold Ashanti in respect of Mr Thembekile Mankayi's claim for damages against the company had been upheld. Mr Mankayi had lodged a R2.7m claim in respect of occupational lung disease allegedly sustained during his employment at AngloGold Ashanti's then Vaal Reefs mine in the 1990s. The finding confirms that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may not, in addition, lodge civil claims against their employers in respect of their relevant conditions.

Directors'
report *cont.*

Shareholders at a general meeting held on 22 May 2008 approved the issue of new ordinary shares to AngloGold Ashanti ordinary and E ordinary shareholders by way of a rights offer at a ratio of 24.6403 rights offer shares for every 100 AngloGold Ashanti shares held on the record date of 6 July 2008. The final terms of the rights offer were announced on 23 May 2008 resulting in a total of 69,470,442 new rights offer shares being offered to shareholders at a subscription price of R194.00 per share. On 7 July 2008, AngloGold Ashanti announced that the rights offer closed on 4 July 2008 and that 68,105,143 shares had been subscribed for (98% of rights offered) which shares were issued on 7 July 2008. Applications to acquire additional shares amounting to 400,468,713 shares (or 576.5%) had been received and the remaining 1,365,299 shares were issued on 11 July 2008. A total of R13.477 billion ($1.7 billion) was raised.

On 30 September 2008, AngloGold Ashanti announced that following the publication of the unaudited results for the quarter and six months ended 30 June 2008, it reassessed the accounting estimate for income taxes, for the effects and impact of the accelerated non-hedge derivative settlements in accordance with IAS34 – Interim Financial Reporting. Following this reassessment, the income tax expense was reduced by R641 million (US$81m) for the period. This was as a result of IAS34 requiring that the income tax expense for interim reporting purposes to be calculated by applying to an interim period's pre-tax income, the estimated average annual effective income tax rate that would be applicable to the expected total annual earnings. It should be noted that the overprovision would have been reversed by financial year-end and therefore would not have had any effect on the full year's income tax expense and earnings. Nevertheless, in compliance with IAS34, AngloGold Ashanti decided to revise its results for the quarter and six months ended 30 June 2008, thereby resolving this matter.

On 21 November 2008, AngloGold Ashanti Limited announced that it had entered into a $1 billion term facility agreement with Standard Chartered Bank to refinance its convertible bond. The term facility would be drawn during February 2009 for the purpose of repaying the $1 billion convertible bond due on 27 February 2009 issued by AngloGold Ashanti Holdings plc and guaranteed by AngloGold Ashanti Limited. The term facility is for an initial one year period from the date of the first drawdown in February 2009 and the term facility is extendable, if required, at the option of AngloGold Ashanti until 30 November 2010. The covenant terms of the term facility are similar to those of AngloGold Ashanti's existing $1.15 billion Revolving Credit Facility, save that the amounts drawn under the term facility will bear an interest margin of 4.25% for the first six months after the first drawdown and 5.25% thereafter. The $1 billion convertible bond matured on 27 February 2009 and was redeemed by the company using the proceeds from the Standard Chartered term facility that had been arranged for this purpose. Subsequent to the year end, the company has signed an agreement with Standard Chartered amending the terms of the term facility signed in November 2008. The amendment, which comes into effect upon repayment of $750 million of the facility prior to 26 August 2009 will, in addition to the outstanding balance of $250 million allow the company to retain revolving access to a further $250 million. The margin over the bank's capped cost of funds will now remain fixed at 4.25% for the full term of the facility.

On 15 December 2008, AngloGold Ashanti announced that it had completed the purchase of São Bento Gold Company Limited (SBG) and its wholly-owned subsidiary, São Bento Mineração S.A. (SBMSA) from Eldorado Gold Corporation (Eldorado) for a consideration of $70 million through the issuance of 2,701,660 AngloGold Ashanti shares. This follows an announcement made on 31 July 2008, when AngloGold Ashanti announced it had entered into a letter agreement with Eldorado to acquire 100% of Eldorado's wholly-owned subsidiary, SBG, which company in turn wholly owns SBMSA. The purchase of SBG and SBMSA gives AngloGold Ashanti access to the São Bento mine, a gold operation located in the immediate vicinity of AngloGold Ashanti's proposed Córrego do Sítio mine, located in the municipality of Santa Bárbara, Iron Quadrangle region of Minas Gerais State, Brazil, and provides AngloGold Ashanti with the potential to double the scale of the proposed Córrego do Sítio mine, which once developed will significantly enhance AngloGold Ashanti's Brazilian asset base. São Bento started its operations in 1986 and operated until January 2007, at which time São Bento's process plant and facilities were placed on care and maintenance.

On 23 January 2009, AngloGold Ashanti Australia Ltd announced that Mineral Resource increased for the Tropicana Gold Project in Western Australia. The Tropicana Gold Project, located 330 kilometres east north-east of Kalgoorlie, is part of the Tropicana Joint Venture, which is 70% owned by AngloGold Ashanti Australia (the manager) and 30% by Independence Group NL. The Measured, Indicated and Inferred Mineral Resource for the project is now 75.3 million tonnes grading 2.07 grams/tonne for 5.01 million ounces of gold. This represents an increase of approximately 1 million ounces from the first Mineral Resource estimate released for the project in December 2007, and the new estimate is predominantly in the Measured and Indicated category, providing a higher level of confidence. AngloGold Ashanti Australia's share of the upgraded resource is 3.51 million ounces.

On 28 January 2009, AngloGold Ashanti Limited announced that it had agreed to sell its indirect 33.33% joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining Corporation for an aggregate consideration of up to approximately $1.1 billion. The transaction is consistent with AngloGold Ashanti's strategy of focusing on its core, controlled asset portfolio and realising value from any minority, non-managed interests as and when appropriate. It will also immediately strengthen the company's balance sheet, result in lower financing costs due to early repayment of the recently announced $1.0 billion syndicated term facility and create additional flexibility to participate in further investment and growth opportunities.

On 17 February 2009, AngloGold Ashanti announced that it had agreed to sell, with effect from 1 January 2010 (or after), the Tau Lekoa mine together with the adjacent Weltevreden and Goedgenoeg project areas to Simmer & Jack Mines Limited (Simmers) for an aggregate consideration of:
- R600 million less an offset up to a maximum of R150 million for unhedged free cash flow generated by the Tau Lekoa mine in the period between 1 January 2009 and 31 December 2009 as well as an offset for unhedged free cash flow generated by the Tau Lekoa mine in the period between 1 January 2010 and the effective date of the transaction. Consequently, AngloGold Ashanti will retain all unhedged free cash flow generated from the Tau Lekoa mine for the year ending 31 December 2009 greater than R150 million. Simmers will endeavour to settle the transaction entirely in cash, however Simmers may issue to AngloGold Ashanti ordinary shares in Simmers up to a maximum value of R150 million with the remainder being payable in cash; and
- a royalty, determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa mine and any operations as developed at Weltevreden and Goedgenoeg. The royalty will be payable quarterly for each quarter commencing from 1 January 2010 until the total production from the assets upon which the royalty is paid is equal to 1.5 million ounces and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in 1 January 2010 terms).

Directors'
report *cont.*

The effective date of the transaction will occur on the later of 1 January 2010 or the first day in the calendar month following the fulfilment of all conditions precedent to the transaction. AngloGold Ashanti will continue to operate Tau Lekoa with appropriate joint management arrangements with Simmers until the effective date. In addition, following the effective date, Simmers will treat all ores produced from the assets at its own processing facilities. As a result AngloGold Ashanti will have increased processing capacity available, allowing for the processing of additional material sooner from its other Vaal River mines and surface sources, thereby further accelerating cash flow.

LITIGATION

There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this annual report, a material effect on the group's financial position, other than those disclosed in the financial statements.

MATERIAL CHANGE

There has been no material change in the financial or trading position of the AngloGold Ashanti group since the publication of its results for the quarter and year ended 31 December 2008.

MATERIAL RESOLUTIONS

Details of special resolutions and other resolutions of a significant nature passed by the company and its subsidiaries during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:

	Nature of resolution	Effective date
AngloGold Ashanti Limited	Passed at the annual general meeting held on 6 May 2008: – Amendments of the company's articles of association to remove ambiguities relating to the rotation of directors – General approval for the acquisition by the company, or a subsidiary of the company, of its own shares.	13 May 2008

ANNUAL GENERAL MEETINGS

At the 64th annual general meeting held on 6 May 2008, shareholders passed ordinary resolutions relating to:
- the adoption of the financial statements for the year ended 31 December 2007;
- the re-election of Mr Dr TJ Motlatsi, Mr WA Nairn, and Mr SM Pityana as directors of the company;
- the election of Mr M Cutifani, who was appointed since the previous annual general meeting, as a director of the company;
- the renewal of a general authority placing 5% of the unissued ordinary shares of the company under the control of the directors;

- the granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the Listings Requirements of the JSE;
- the granting of a specific authority for directors to allot and issue not more than 3,100,000 ordinary shares in terms of the Golden Cycle Transaction;
- the granting of a general authority to the directors to allot and issue convertible bonds which may be converted into a maximum of 15,384,615 ordinary shares;
- the amendment of the AngloGold Ashanti Bonus Share Plan 2005; and
- the amendment to the company's articles of association to exclude executive directors from retirement by rotation and for the one third of non-executive directors required to retire to be rounded down to the next whole number.

Details concerning the special resolution passed by shareholders at this meeting are disclosed above.

Notice of the 65th annual general meeting, which is to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg at 11:00 (South African time) on Friday, 15 May 2009, is a separate document and will be posted to shareholders on or about 14 April 2009. Additional copies of the notice of meeting may be obtained from the company's corporate contacts and the share registrars or may be accessed from the company's website.

DIRECTORATE AND SECRETARY

The following changes to the board of directors took place for the period from 1 January 2008 to 31 December 2008.

Executive directors

There were no changes to the executive directorate during the year under review.

Non-executive directors

Mrs Elisabeth Le R Bradley retired from the board effective 6 May 2008.
Mr Simon R Thompson resigned from the board effective 28 July 2008.

Retirement by rotation

The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are Mr RP Edey and Mr JH Mensah, both of whom offer themselves for re-election.

In terms of the company's memorandum and articles of association, there is no mandatory retirement age for non-executive directors. Non-executive directors do not hold service contracts with the company.

The names and biographies of the directors of the company are listed from page 30.

There was no change in the office of the company secretary.

Directors'
report *cont.*

DIRECTORS' INTERESTS IN SHARES

The interests of the directors in the ordinary shares of the company at 31 December 2008, which did not individually exceed 1% of the company's issued ordinary share capital, were:

| | Beneficial | | Beneficial | |
	Direct	Indirect	Direct	Indirect
	31 December 2008		31 December 2007	
Executive directors				
M Cutifani	**10,000**	**–**	–	–
S Venkatakrishnan	**5,221**	**–**	652	–
Total	**15,221**	**–**	652	–
Non-executive directors				
FB Arisman	**–**	**4,984**	–	2,000
RP Edey	**–**	**3,063**	–	1,000
WL Nkuhlu		**800**	–	–
Total	**–**	**8,847**	–	3,000
Grand total	**15,221**	**8,847**	652	3,000

There has been no change in the above interests since 31 December 2008. A register detailing directors' and officers' interests in contracts is available for inspection at the company's registered office.

ANNUAL FINANCIAL STATEMENTS

The directors are required by the South African Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the company and the AngloGold Ashanti group at the end of the financial year, and the results of operations and cash flows for the year, in conformity with International Financial Reporting Standards (IFRS) and in terms of the JSE Listings Requirements.

In preparing the annual financial statements reflected in dollars and South African rands, the group has complied with International Financial Reporting Standards (IFRS) in the English language as issued by the International Accounting Standards Board (IASB) and has used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at 31 December 2008, and the results of their operations and cash flow information for the year then ended.

AngloGold Ashanti, through its Executive Committee and Treasury Committee, reviews its short, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents at 31 December 2008 amounted to $575 million, (2007: $477 million), together with cash budgeted to be generated from operations in 2008 and the net incremental borrowing facilities available are, in management's view, adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months. Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2008, it is appropriate to use the going concern basis in preparing these financial statements.

The external auditors, Ernst & Young Inc., are responsible for independently auditing and reporting on the financial statements in conformity with International Standards of Auditing and the Companies Act in South Africa. A copy of their unqualified report is available on request from the company secretary at the contact details shown on page 60 of this report.

To comply with requirements for reporting by non-US companies registered with the SEC, the company has prepared a set of financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) which will be available from The Bank of New York Mellon to holders of the company's securities listed in the form of American Depositary Shares on the NYSE. Copies of the annual report on Form 20-F, which must be filed with the SEC by no later than 30 June 2009, will be available to stakeholders and other interested parties upon request to the company's corporate office or its contacts as listed on page 60 of this report.

Under the Sarbanes-Oxley Act, the chief executive officer and chief financial officer are required to complete a group certificate stating that the financial statements and reports are not misleading and that they fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in the declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees who play a significant role in internal control and significant changes that could impact on the internal control environment, are disclosed to the Audit and Corporate Governance Committee and the board.

Lynda Eatwell
Company Secretary

6 March 2009

Remuneration

report

The Remuneration Committee sets and monitors executive remuneration for the company, in line with the executive remuneration policy. This policy has as its objectives to:

- attract, reward and retain executives of the highest calibre;
- align the behaviour and performance of executives with the company's strategic goals, in the overall interests of shareholders;
- ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and
- ensure that regional management is competitively rewarded within a global remuneration policy, which recognises both local and global market practice.

In particular the Remuneration Committee is responsible for:

- the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and
- the design and operation of the company's executive share option and other incentive schemes.

REMUNERATION COMMITTEE

During 2008, members of the Committee comprised the following non-executive directors:

- Sipho Pityana (appointed chairman effective 1 August 2008)
- Russell Edey (chairman up to 31 July 2008)
- Reginald Bannerman
- Prof Wiseman Nkuhlu
- Frank Arisman
- Dr James Motlatsi

During the year, all members attended the three meetings of the Remuneration Committee that were held, except Mr Pityana who was unable to attend one meeting.

	Number of meetings attended
SM Pityana	2/3
FB Arisman	3/3
RE Bannerman	3/3
RP Edey	3/3
TJ Motlatsi	3/3
WL Nkuhlu	3/3

All meetings of the committee are attended by the chief executive officer and executive vice president – human resources, except when their own remuneration or benefits are being discussed. The services of Deloitte & Touche are retained to act as independent, expert advisers on executive remuneration.

The following principles are applied in determining executive remuneration:

- Annual remuneration is a combination of base pay and short-, medium- and long-term incentives, with salary comprising about 50% of annual remuneration if the bonus and LTIP targets are achieved.
- Salary is set at the median for the relevant competitive market.
- All incentive plans align performance targets with shareholder interests.

BONUS SHARE PLAN (BSP) AND LONG-TERM INCENTIVE PLAN (LTIP)

BSP

Shareholders approved the introduction of two new plans to replace the old share incentive scheme at the annual general meeting held on 29 April 2005. The purpose of both schemes is to align the interests of shareholders and the efforts of executives and managers.

To the extent that structured company performance targets are achieved, the BSP allows for the payment of an annual bonus, paid partly in cash and partly in rights to acquire shares.

The BSP scheme was revised in 2008, with the approval of shareholders, to increase in the maximum bonus quantum (and the accompanying share award) for all levels of participants. In the case of the CEO and CFO, the maximum bonus earning opportunity was increased to 160% and 140% respectively. The vesting period for the bonus shares was also altered with part of the award vesting after the first and second years and an enhancement after a third year if the shares are not sold before the end of year three. The split between company and individual performance in determining the bonus at executive level was also changed to 60% company and 40% individual.

LTIP

The LTIP allows for the granting of rights to acquire shares, determined by the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to consistently outperform its gold company peers. Additionally, certain strategic business objectives, which the Remuneration Committee determines from time to time, will also need to be met. For 2008 strategic business objectives set by the Remuneration Committee includes safety improvement targets and reserve and resource ounce generation.

EXECUTIVE REMUNERATION

Executive director remuneration currently comprises the following elements:

- **Basic salary**, which is subject to annual review by the Remuneration Committee and is set in line with the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in accordance with their own performance, experience, responsibility and company performance;

Remuneration
report *cont.*

- **Annual bonus**, which is determined by the achievement of a set of stretched company and individual performance targets. For 2008, the company targets were based on performance measures including safety, EPS, cost control, and gold production. The weighting of the respective contribution of company and individual targets is 60% company and 40% individual. 50% of the bonus is paid in cash and 50% in the awarding of rights to acquire shares in terms of the BSP;

- **LTIP**: The CEO and CFO are granted the right to acquire shares of value equivalent to 120% and 100% of their annual salaries, respectively, subject to the achievement of stretched company performance targets over a three-year period. These targets are based on the performance of EPS and TSR, whereby the company will need to consistently outperform its gold company peers. Additionally, strategic business objectives will also need to be met.

  In 2005, the first grant of LTIP awards was made to executive directors and executive and senior management. When the LTIP awards vested at the end of 2007, only one performance target was achieved, resulting in a vesting of 40% of awards granted, with the balance lapsing. The LTIP awards granted in 2006 will vest on 31 July 2009 and based on the performance targets achieved, 40% of awards granted will vest in respect of executive directors and executive management, and 45% of awards granted will vest for other management with the balance lapsing.

  At the discretion of the Remuneration Committee, cash payments, equal in value to the dividends which would have been paid on an award of actual shares during the vesting period was made when the BSP awards of 2006 vested. A cash payment will also be made when the LTIPs awarded in 2006 vest end-July 2009;

- **Pensions and risk benefits:** Executive directors belong to AngloGold Ashanti's pension fund. However, executive directors who are non-South African citizens have the option of electing a retirement benefit in their country and currency of choice, in which case, the company contributes an amount equal to the contribution made for other AngloGold Ashanti executives. Death and disability cover reflects best practice amongst comparable employers in South Africa; and

- **Other benefits:** Executive directors are members of an external medical aid scheme, which covers the director and his immediate family.

DIRECTORS' SERVICE CONTRACTS

Service contracts of executive directors are reviewed annually. Mark Cutifani, as chief executive officer, has an initial contract of 24 months, but with a 12-month notice period. The notice period for the chief financial officer Srinivasan Venkatakrishnan, is nine months. The contracts also deal with compensation if an executive director is dismissed or if there is a material change in role, responsibilities or remuneration following a new shareholder assuming control of the company.

NON-EXECUTIVE DIRECTORS' REMUNERATION

The following table details fees and allowances paid to non-executive directors:

All figures stated to the nearest R000[1]	Appointed with effect from[2]	Resigned/ retired with effect from[2]	Directors' fees[3]	Com- mittee fees	Travel[4]	Total	Directors' fees[3]	Com- mittee fees	Travel[4]	Total
			2008				**2007**			
RP Edey (Chairman)			**1,274**	**266**	**219**	**1,759**	1,005	220	128	1,353
Dr TJ Motlatsi (Deputy chairman)			**360**	**160**	**–**	**520**	335	186	–	521
FB Arisman			**212**	**275**	**170**	**657**	141	212	128	481
RE Bannerman			**212**	**100**	**219**	**531**	150	107	128	385
Mrs E le R Bradley		6 May 08	**45**	**42**	**–**	**87**	125	195	–	320
CB Brayshaw		5 May 07	**–**	**–**	**–**	**–**	46	78	–	124
Mrs C Carroll	5 May 07	9 Oct 07	**–**	**–**	**–**	**–**	29	–	–	29
Dr SE Jonah (President)		12 Feb 07	**–**	**–**	**–**	**–**	90	62	–	152
R Médori		9 Oct 07	**–**	**–**	**–**	**–**	107	–	–	107
JH Mensah			**212**	**175**	**170**	**557**	150	77	128	355
WA Nairn			**135**	**160**	**–**	**295**	125	157	–	282
Prof WL Nkuhlu			**135**	**225**	**–**	**360**	125	110	–	235
SM Pityana	13 Feb 07		**135**	**279**	**–**	**414**	115	109	–	224
SR Thompson		28 July 08	**117**	**133**	**40**	**290**	141	92	64	297
AJ Trahar		5 May 07	**–**	**–**	**–**	**–**	48	38	–	86
Total – non-executive directors			**2,837**	**1,815**	**818**	**5,470**	2,732	1,643	576	4,951
Alternates										
PG Whitcutt		9 Oct 07	**–**	**–**	**–**	**–**	–	33	–	33
Total – alternate directors			**–**	**–**	**–**	**–**	–	33	–	33
Grand total			**2,837**	**1,815**	**818**	**5,470**	2,732	1,676	576	4,984

Rounding may result in computational differences

[1] Where directors' compensation is in dollars, the amounts reflected are the actual South African rand values paid calculated using the R:$ rate of exchange at the time.

[2] Fees are disclosed only for the period from or to which, office is held.

[3] At the annual general meeting of shareholders held on 4 May 2007 shareholders approved an increase in directors fees with effect from 1 May 2007

– Chairman – $150,000 per annum
– Deputy chairman and president – R360,000 per annum
– South African resident directors – R135,000 per annum
– Non-resident directors – $25,000 per annum

The non-executive directors' remuneration was last adjusted in 2007 and as a result, has lagged behind that of a comparator group of companies, both locally and globally. In order to continue to attract individuals of high calibre to serve as non-executive directors, and to enable the company to achieve its strategic objectives, a proposal to adjust the non-executive directors remuneration in line with the market and the company's business strategy, will be tabled at the annual general meeting to be held on 15 May 2009.

[4] A payment of a travel allowance of $5,000 per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.

Executive directors do not receive payment of directors' fees or committee fees.

Remuneration
report *cont.*

EXECUTIVE DIRECTORS' AND EXECUTIVE MANAGEMENT REMUNERATION

Executive director and executive management remuneration is made up as follows:

All figures in R000	Appointed with effect from [1]	Resigned/ retired with effect from [1]	Salary	Compensation and recruitment [2]	Performance related payments [3]	Pension scheme contributions	Other benefits [4]	Encashed leave [5]	Sub total	Pre-tax gains on share options exercised	Total
Executive directors' remuneration 2008											
M Cutifani	Full year		9,513	–	5,877	1,477	24	–	16,891	–	16,891
S Venkatakrishnan [7]	Full year		5,585	–	3,613	1,004	–	–	10,202	1,837	12,039
			15,098	–	9,490	2,481	24	–	27,093	1,837	28,930
Executive management's remuneration 2008 Representing 11 executive management [7]			31,771	–	14,541	5,135	1,194	496	53,137	1,584	54,721
Total executive directors, and executive management remuneration 2008			46,869	–	24,031	7,616	1,218	496	80,230	3,421	83,651
Executive directors' remuneration 2007											
M Cutifani	17 Sep 07		1,594	15,197	963	–	704	–	18,458	–	18,458
R Carvalho Silva [6]		30 Sep 07	4,468	20,240	1,001	2,121	1,594	1,496	30,920	4,574	35,494
RM Godsell		30 Sep 07	5,029	9,794	–	763	92	1,853	17,531	35,664	53,195
NF Nicolau		12 Nov 07	4,925	16,688	958	783	826	125	24,305	2,367	26,672
S Venkatakrishnan	Full year		4,563	–	1,714	774	–	244	7,295	–	7,295
			20,579	61,919	4,636	4,441	3,216	3,718	98,509	42,605	141,114
Executive officers' remuneration to 30 November 2007 Representing 15 executive officers			28,400	–	6,219	3,590	259	670	39,138	11,483	50,621
Executive officers' remuneration from 1 December 2007 Representing 10 executive officers			2,422	–	513	299	43	360	3,637	–	3,637
Total executive directors, executive officers and executive management remuneration – 2007			51,401	61,919	11,368	8,330	3,518	4,748	141,284	54,088	195,372

Rounding of figures may result in computational discrepancies.

[1] Salaries are disclosed only for the period from or to which office was held except in respect of Messrs Godsell, Carvalho Silva and Nicolau, which amounts reflect total payments made to the date of the 2007 report.

[2] Compensation and recruitment expenses relate to the once-off payments made to Messrs Godsell, Carvalho Silva and Nicolau on their retirement/resignation from the board and company, and to Mark Cutifani on his appointment as chief executive officer.

[3] In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance related payments calculated on the year's financial results.

[4] Includes health care, personal travel and relocation expenses, and in respect of Mr Carvalho Silva, a compulsory payment to an unemployment insurance fund and a medical promise payout in respect of Mr Nicolau.

[5] In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result surplus leave days accrued are compulsorily encashed.

[6] Mr Carvalho Silva's earnings were paid in Brazilian real and US dollars. For the purposes of this annual report, values have been converted to South African rands using the monthly average rates of exchange.

[7] Mr Venkatakrishnan applied all of the proceeds after tax from the sale of his share options to acquire 4,569 ordinary shares in AngloGold Ashanti. Of the 15,563 share options exercised by the executive management, the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares in AngloGold Ashanti.

SHARE INCENTIVE SCHEMES

Options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers during the year to 31 December 2008 and subsequent to year-end.

Executive directors, executive management and other managers

	M Cutifani	[1] Venkat #	Total directors	[2] Total executive management	Total other managers	Total scheme
Granted and outstanding at 1 January, 2008 [3]						
Number	–	45,396	45,396	316,339	2,952,519	3,314,253
Granted during the year [4]						
Number	39,440	32,046	71,486	182,811	1,137,998	1,392,295
Exercised during the year						
Number	–	7,615	7,615	15,563	649,367	672,545
Pre-tax gain before expenses at date of exercise – R000	–	R1,837	R1,837	R1,584	R77,167	R80,588
Lapsed during the year						
Number	–	7,800	7,800	33,000	551,407	592,207
Held at 31 December 2008						
Number	39,440	62,027	101,467	450,587	2,889,742	3,441,796
Subsequent to year-end (to 31 January 2009)						
Granted						
Number	–	–	–	–	6,026	6,026
Exercised						
Number	–	–	–	–	34,775	34,775
Pre-tax gain before expenses at date of exercise – R000	–	–	–	–	R5,244	R5,244
Lapsed						
Number	–	–	–	–	22,686	22,686
Held at 31 January 2009						
Number	39,440	62,027	101,467	450,587	2,838,307	3,390,361
Latest expiry date	28 Feb 2018	28 Feb 2018		30 June 2018	6 Jan 2019	

Of the 3,441,796 options and rights granted and outstanding at 31 December 2008, 1,707,255 options are fully vested.

[1] All the after tax proceeds from the sale of options were used to acquire 4,569 ordinary shares in the company.

[2] Of the 15,563 options exercised, and the proceeds from the sale of 12,963 options were used to acquire 2,304 ordinary shares in the company.

[3] As a result of the change in status, the following movements to opening balances were made:
  – From director status to other management   117,786 options/awards
  – From executive management to other management   207,027 options/awards

[4] Awards granted since 2005 have been granted at NIL cost to participants

[5] On 17 February 2009, a total of 740,609 BSP and 528,538 LTIP awards were granted to 1,558 and 87 eligible employees respectively. Awards granted to M Cutifani and Venkat are as follows:

	BSP	LTIP
M Cutifani	19,992	40,694
Venkat	15,268	21,238

Venkat refers to S Venkatakrishnan.

Shareholder
information

Anglo South Africa Capital (Proprietary) Limited (Anglo), a wholly-owned subsidiary of Anglo American plc (incorporated in England and Wales) ceased to be AngloGold Ashanti's major shareholder in October 2007, following the sale of 69.1 million of the 115,102,929 ordinary shares it held in the company, thereby reducing their shareholding in the company to 16.6%. During 2008, Anglo acquired an additional 11,172,254 ordinary shares in AngloGold Ashanti, through the take up of the rights offer which brought its shareholding to 16.17%. Subsequent to year-end, Anglo disposed of a further 17,263,901 shares, effectively reducing its holding in AngloGold Ashanti to 11.28%.

According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5% of the ordinary share capital of the company:

| | ORDINARY SHARES HELD | | | | | |
| | 31 January 2009 | | 31 December 2008 | | 31 December 2007 | |
	Number	%	Number	%	Number	%
The Bank of New York Mellon*	113,952,075	32.23	111,178,529	31.45	82,550,854	29.75
Anglo American plc (AA plc)	50,049,130	14.16	57,175,183	16.17	46,002,929	16.58
Public Investment Corporation	21,401,639	6.05	19,543,308	5.53	26,937,476	9.71

* Shares held through various custodians in respect of ADSs issued by the Bank.

Top 20 shareholders

The 20 largest holders of the ordinary share capital of the company as at 31 December 2008 were:

| | Ordinary shares held | |
	Number	%
Anglo American plc (through Anglo Capital South Africa (Pty) Limited)	57,175,183	16.17
Allan Gray Ltd	42,865,757	12.13
Tradewinds Global Investors LLC	31,442,064	8.89
NWQ Investment Management Co. LLC	21,219,474	6.00
Public Investment Corporation	19,543,308	5.53
Government of Ghana	11,257,076	3.18
Sanlam Investment Management (Pty) Limited	10,759,008	3.04
Franklin Advisers, Inc.	6,949,807	1.97
First State Investment Management (UK) Limited	6,930,761	1.96
Capital International, Inc.	6,184,622	1.75
ADR Retail & Brokerage	5,288,881	1.50
Orbis Investment Management Limited	4,541,165	1.28
Government of Singapore Investment Corporation	4,228,913	1.20
Old Mutual Investment Group (South Africa) (Pty) Ltd	3,795,406	1.07
Barclays Global Investors, N.A (California)	3,505,684	0.99
Northern Cross Investments Ltd	3,476,553	0.98
RMB Asset Management	3,116,288	0.88
Soges Fiducem (IDRs)	2,849,271	0.81
Wellington Management Company, L.L.P.	2,775,048	0.79
Investec Asset Management (South Africa)	2,740,212	0.78

The above list of shareholders may not necessarily reflect the beneficial shareholders.

ANALYSIS OF ORDINARY SHAREHOLDINGS AT 31 DECEMBER 2008

Size of shareholding			Number of shareholders	% of total shareholders	Number of shares	% of shares issued
1	–	100	2,439	26.61	133,951	0.04
101	–	500	4,233	46.19	948,379	0.27
501	–	1,000	739	8.06	548,887	0.16
1,001	–	5,000	848	9.25	1,878,831	0.53
5,001	–	10,000	207	2.26	1,489,512	0.42
10,001	–	100,000	466	5.08	17,059,131	4.82
	Over	100,000	233	2.54	331,425,619	93.76
Total			9,165	100.00	353,483,410	100.00

SHAREHOLDER SPREAD AS AT 31 DECEMBER 2008

Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:

Class	Number of shares	% of shares issued	Number of holders	%
Ordinary shares				
Non-public shareholders:				
– Directors	24,068	0.01	5	0.87
– Strategic holdings	69,287,908	19.60	3	0.53
Public shareholders	284,171,434	80.39	566	98.60
Total	353,483,410	100.00	574	100.00

A redeemable preference shares
B redeemable preference shares $\left.\right\}$ All shares are held by a wholly owned subsidiary company

SHAREHOLDERS' DIARY

Financial year-end		31 December 2008
Annual financial statements	posting on or about	23 March 2009
Annual general meeting	11:00 SA time	15 May 2009
Quarterly reports		Released on or about
– Quarter ended 31 March 2009		15 May 2009
– Quarter ended 30 June 2009		31 July 2009
– Quarter ended 30 September 2009		2 November 2009
– Quarter ended 31 December 2009		*10 February 2010

* Approximate dates.

STOCK EXCHANGE LISTINGS

The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Sub-register System Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

Shareholder information *cont.*

Stock exchange information at 31 December

		2008	2007	2006	2005	2004
JSE (Share code: ANG)						
Rands per share:						
Market price	– high	**349.00**	358.89	387.00	319.90	319.00
	– low	**150.11**	254.00	247.00	187.00	192.05
	– year end	**252.00**	293.00	329.99	314.00	199.01
Shares traded	– 000	**306,655**	216,717	131,476	88,946	102,811
London Stock Exchange (Share code: AGD)						
Pounds per share:						
Market price	– high	**23.08**	23.15	34.72	28.25	26.45
	– low	**9.93**	18.43	17.50	11.00	14.77
	– year end	**16.66**	21.25	20.55	26.04	19.25
Shares traded	– 000	**5**	648	421	259	19,769
Euronext Paris (Share code: VA)						
Euros per share:						
Market price	– high	**34.79**	37.95	52.15	42.00	37.92
	– low	**10.46**	25.21	28.00	24.18	24.90
	– year end	**18.20**	29.05	35.40	41.29	26.60
Shares traded	– 000	**1,926**	1,609	1,209	855	1,552
Ghana Stock Exchange (Share code: AGA)						
(listing commenced 27 April 2004)						
Cedis per share: [1]						
Market price	– high	**30.00**	30.00	30.00	30.00	30.00
	– low	**30.00**	30.00	30.00	30.00	30.00
	– year end	**30.00**	30.00	30.00	30.00	30.00
Shares traded	– 000	**–**	–	1	–	14
Euronext Brussels (Share code: ANG)						
Euros per IDR:						
Market price	– high	**34.75**	37.55	51.00	41.30	37.78
	– low	**10.58**	25.90	28.10	24.50	25.00
	– year end	**19.05**	30.00	36.00	41.30	27.00
IDRs traded	– 000	**681**	704	1,028	711	477
Each IDR is equal to one ordinary share						
New York Stock Exchange (Share code: AU)						
US dollars per ADS:						
Market price	– high	**51.35**	49.88	62.20	49.88	48.25
	– low	**13.37**	33.80	35.58	30.50	29.91
	– year end	**27.71**	42.81	47.09	49.33	36.35
ADSs traded	– 000	**588,403**	352,041	348,040	191,698	225,286
Each ADS is equal to one ordinary share						
Australian Stock Exchange (Share code: AGG)						
Australian dollars per CDI:						
Market price	– high	**11.31**	12.37	16.40	13.60	12.60
	– low	**4.25**	8.85	9.75	7.95	8.60
	– year end	**7.60**	10.10	11.90	13.40	9.40
CDIs traded	– 000	**5,854**	14,993	5,424	13,691	875
Each CDI is equal to one-fifth of one ordinary share						
Ghana Stock Exchange (Share code: AADS)						
(listing commenced 27 April 2004)						
Cedis per GhDS: [1]						
Market price	– high	**0.35**	0.30	0.31	0.30	0.30
	– low	**0.35**	0.30	0.30	0.30	0.30
	– year end	**0.35**	0.30	0.31	0.30	0.30
GhDSs traded	– 000	**183**	–	–	20	62
Each GhDS is equal to one-hundredth of one ordinary share						

[1] Adjusted to address change in currency.

DIVIDENDS

Dividend number	Date dividend declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
Final – number 105	6 February 2009	27 February 2009	13 March 2009	23 March 2009
Interim – number 106	*29 July 2009	*14 August 2009	*28 August 2009	*7 September 2009
Final – number 107	*10 February 2010	*5 March 2010	*19 March 2010	*29 March 2010

* Approximate dates.

Dividend policy

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of line convertible bond and other debt facilities and other factors.

ANNUAL GENERAL MEETING

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights

The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.

Options granted in terms of share incentive schemes do not carry a right to vote.

CHANGE OF DETAILS

Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

ANNUAL FINANCIAL STATEMENTS

Should you wish to receive a printed copy of our 2008 annual financial statements, please request same from the contact persons listed on either the inside back cover of this report or on the company's website.

Administrative
information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AADA
Euronext Paris: VA
Euronext Brussels: ANG

JSE Sponsor: UBS Limited

Auditors: Ernst & Young Inc.

OFFICES

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown
2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services
Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

DIRECTORS

Executive
M Cutifani † (Chief Executive
Officer)
S Venkatakrishnan *

Non-Executive
RP Edey * (Chairman)
Dr TJ Motlatsi (Deputy Chairman)
FB Arisman #
RE Bannerman ‡
JH Mensah ‡
WA Nairn
Prof WL Nkuhlu
SM Pityana

* British   # American
‡ Ghanaian   † Australian

Company Secretary
Ms L Eatwell

CONTACTS

Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail:
cecarter@AngloGoldAshanti.com

Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
hpersotam@AngloGoldAshanti.com

General e-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
www.AngloGoldAshanti.com

Annual report website
www.aga-reports.com

Company secretarial e-mail
companysecretary@AngloGold
Ashanti.com

AngloGold Ashanti posts
information that is important
to investors on the main page
of its website at
www.anglogoldashanti.com and
under the "Investors" tab on the
main page. This information is
updated regularly. Investors should
visit this website to obtain
important information about
AngloGold Ashanti.

SHARE REGISTRARS

South Africa
Computershare Investor Services
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown
2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor
Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in
Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975

ADR DEPOSITARY

The Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645
(Toll free in USA)
International Calls: +1 201 680 6578
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com\shareowner

Global BuyDIRECT℠
BoNY maintains a direct share
purchase and dividend
reinvestment plan for AngloGold
Ashanti.
Telephone: +1-888-BNY-ADRS

The Annual Financial Statements 2008 is available in printed or CD format from the contacts whose details appear above or on the Internet at the above-mentioned website address. In addition, AngloGold Ashanti must by no later than 30 June 2009, produce a Form 20-F (a report required by the Securities and Exchange Commission in the United States), copies of which will be available free of charge on EDGAR at www.sec.gov, or from the contacts detailed above. A signed copy of the Annual Financial Statements 2008 may be viewed at the company's registered address.

Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold Ashanti website. Plans of the South Africa region underground workings are also available on request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 27, 2009

By: /s/ L Eatwell
Name: L Eatwell
Title: Company Secretary